Exhibit 99.1

ANNUAL INFORMATION FORM

(Except as otherwise noted the
information herein is given
as at December 31, 2005)

Dated: March 24, 2006

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Permits and Licenses	39
Royalties, Incentives and Production Taxes	39
Land Tenure	40
Title to Properties	40
Corporate Matters	40
DIVIDENDS	40
DESCRIPTION OF CAPITAL STRUCTURE	40
Common Shares	41
Preferred Shares	41
Shareholder Rights Plan	41
MARKET FOR SECURITIES	42
Trading Price and Volume	42
DIRECTORS AND OFFICERS	42
Names, Occupations and Security Holders	42
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	44
Conflicts of Interest	45
LEGAL PROCEEDINGS	45
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45
TRANSFER AGENT AND REGISTRAR	46
INTERESTS OF EXPERTS	46
AUDIT COMMITTEE	46
Mandate of the Audit Committee	46
Relevant Education and Experience of Audit Committee Members	46
Audit Committee Oversight	47
External Auditor Fees	47
Audit Fees	47
Audit-Related Fees	47
Tax Fees	47
All Other Fees	48
ADDITIONAL INFORMATION	48
APPENDIX “A”	A-1
APPENDIX “B”	B-1
APPENDIX “C”	C-1

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GLOSSARY OF TECHNICAL TERMS

As used in this Annual Information Form, the following technical terms and acronyms have the respective meanings specified below.

(a)           “constant prices and costs” means prices and costs used in an estimate that are:

(i)            the Corporation’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies;

(ii)           if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

For the purpose of paragraph (i), the Corporation’s prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(b)           “crude oil” or “oil” means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated.  It does not include solution gas or natural gas liquids.

(c)           “development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves.  More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i)            gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(ii)           drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

(iii)          acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(iv)          provide improved recovery systems.

(d)           “development well” means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(e)           “exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells.  Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as “prospecting costs”) and after acquiring the property.  Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)            costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as “geological and geophysical costs”);

(ii)           costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(iii)          dry hole contributions and bottom hole contributions;

(iv)          costs of drilling and equipping exploratory wells; and

(v)           costs of drilling exploratory type stratigraphic test wells.

(f)            “exploratory well” means a well that is not a development well, a service well or a stratigraphic test well.

(g)           “field” means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.  There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local geologic barriers, or both.  Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field.  The geological terms “structural feature” and “stratigraphic condition” are intended to denote localized geological features, in contrast to broader terms such as “basin”, “trend”, “province”, “play” or “area of interest”.

(h)           “future prices and costs” means future prices and costs that are:

(i)            generally accepted as being a reasonable outlook of the future;

(ii)           if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

(i)            “future net revenue” means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.

(j)            “gross” means:

(i)            in relation to the Corporation’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation;

(ii)           in relation to wells, the total number of wells in which the Corporation has an interest; and

(iii)          in relation to properties, the total area of properties in which the Corporation has an interest.

(k)           “natural gas” means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids.  Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas).  Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

(l)            “natural gas liquids” means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

(m)          “net” means:

(i)            in relation to the Corporation’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;

(ii)           in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(iii)          in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

(n)           “non-associated gas” means an accumulation of natural gas in a reservoir where there is no crude oil.

(o)           “operating costs” or “production costs” means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

(p)           “production” means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

(q)           “property” includes:

(i)            fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;

(ii)           royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and

(iii)          an agreement with a foreign government or authority under which the Corporation participates in the operation of properties or otherwise serves as “producer” of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

(r)            “proved property” means a property or part of a property to which reserves have been specifically attributed.

(s)           “reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(t)            “service well” means a well drilled or completed for the purpose of supporting production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

(u)           “unproved property” means a property or part of a property to which no reserves have been specifically attributed.

(v)           “well abandonment costs” means costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system.  They do not include costs of abandoning the gathering system or reclaiming the wellsite.

CURRENCY OF INFORMATION

The information in this annual information form is stated as at December 31, 2005, unless otherwise indicated.  For an explanation of the capitalized terms and expressions and certain defined terms, please refer to the ‘Glossary of Terms’ in this annual information form.  Except as otherwise indicated, all dollar amounts in this annual information form are expressed in Canadian dollars and references to $ are to Canadian dollars.

FORWARD LOOKING STATEMENTS

Canadian Superior Energy Inc. (“Canadian Superior” or the “Corporation” or the “Company”) cautions that all statements in this document, other than statements of historical fact, including statements regarding estimates of reserves, estimates of future production as well as other statements about anticipated future events or results are forward looking statements.  Forward looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “continue”, “plan”, “estimate”, “expect”, “target”, and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include, but are not limited to, statements about:

•              The future commercial success of the Corporation’s oil and natural gas exploration, development and production activities;

•              The stability of world-wide oil and natural gas prices;

•              The Corporation’s ability to make necessary capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future;

•              Competition with and among other oil and gas companies for the acquisition, exploration, production and development of oil and natural gas properties;

•              The Corporation’s oil and natural gas reserves;

•              The Corporation’s ability to obtain the required licenses and permits from governmental authorities for its exploration, development and production activities; and

•              The Corporation’s ability to successfully defend against pending or future litigation.

This annual information form contains forward-looking information on future production, project start-ups and future capital spending.  Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this annual information form relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or the actual results, performance or achievements of our industry, to be materially different from any future results, performance or achievements expressed or implied by such statements. All statements in this annual information form, or incorporated herein, other than statements of historical fact, including statements regarding estimates of reserves, estimates of future production as well as other statements about anticipated future events or results are forward looking statements.

This annual information form, the documents incorporated by reference into this annual information form, and other reports and filings made with the securities regulatory authorities include forward-looking statements.  All forward-

looking statements are based on the Corporation’s beliefs and assumptions based on information available at the time the assumption was made.  Forward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments.  Much of this information also appears in the management’s discussion and analysis.  By its nature, such forward-looking information is subject to various risks and uncertainties, including those material risks discussed in this annual information form under “Risk Factors” which could cause the Corporation’s actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this annual information form or otherwise, and the Corporation undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	mcf	thousand cubic feet
bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	mcf/d	thousand cubic feet per day
boe/d	barrels of oil equivalent per day	MMcf/d	million cubic feet per day
bbl/d	barrels of oil per day	M³	cubic metres
Mmbbls	million barrels	MMBTU	million British Thermal Units
AOF	absolute open flow	gigajoule	trillion joules
API	American Petroleum Institute	TCF	trillion cubic feet
ARTC	Alberta Royalty Tax Credit	MMscf	million standard cubic feet
MSTB	thousands of Stock Tank Barrels of oil (oil volume at 60º F and 14.65 PSIA)	NGLS	natural gas liquids

Other:

boe	Barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas (this conversion factor is not based on either energy content or current prices).

$M	Thousands of dollars

$MM	Millions of dollars

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of units (or metric units).

To Convert From	To	Multiplied By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609

To Convert From	To	Multiplied By
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Gigajoules	MMBTU	0.950

THE CORPORATION

Canadian Superior was incorporated as 297272 Alberta Ltd. by Articles of Incorporation under the Business Corporations Act (Alberta) on March 21, 1983.  Canadian Superior amended its articles:  (i) on April 27, 1993, to change its name to Kapalua Gold Mines Ltd. and to remove the private company restrictions in its articles; (ii) on November 16, 1993, to change its name to “Prize Energy Inc.” and to consolidate the issued and outstanding common shares in the capital of the Corporation (the “Common Shares”) on a 1-for-5 basis; and (iii) on January 19, 1999, to permit the appointment of up to one-third additional directors between annual meetings and to restate its articles in a consolidated form.  On August 24, 2000, a further amendment changed the name of the Corporation to “Canadian Superior Energy Inc.” and consolidated its issued and outstanding Common Shares on a 1-for-2 basis.

Canadian Superior is a reporting issuer, or the equivalent, in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland.  The Common Shares are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “SNG”.

The Corporation’s head office is located at 3300, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2 and its registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.  In addition, the Corporation has an east coast office located at 704, 1959 Upper Water Street, Halifax, Nova Scotia, B3J 3N2.

The Corporation has no subsidiaries which individually represent more than 10%, nor in the aggregate represent more than 20%, of the total consolidated assets and total consolidated revenues of the Corporation, as at December 31, 2005.

GENERAL DEVELOPMENT OF THE BUSINESS

Canadian Superior is a crude oil and natural gas exploration and production company with its primary emphasis on the exploration for, and production of, crude oil and natural gas in western Canada, offshore Nova Scotia, and offshore Trinidad and Tobago.

The most significant events in the development of the business of Canadian Superior during the past three completed fiscal years are described below.

On February 1, 2006, the Corporation completed a private placement of US $15 million of preferred share purchase units.

On January 4, 2006, the Corporation announced that at year end 2005 it has closed, by way of private placement, total “flow-through” share financings of 2,976,400 Common Shares at a price of $3.00 per share.

On November 10, 2005, the Corporation announced that they had been advised by the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) that the consolidation of its deepwater Mayflower exploration licence (EL 2406) and its shallow water Mariner exploration licence (EL 2409) has been approved by the Government of Canada and the Province of Nova Scotia.  The consolidation comes into effect upon the drilling of the next Mariner exploration well and will allow the work commitments and related work commitment deposits for these two exploration licences (EL 2406 and EL 2409) to be combined, allowing the existing work deposit for Mayflower, approximately $10 million, to be applied directly against the costs of drilling Canadian Superior’s next Mariner well.  In effect, this provides Canadian Superior with $10 million of additional capital to be applied to drilling the next Mariner well.

On November 2, 2005, the Corporation announced the appointment of Michael (Mike) Coolen, Halifax, Nova Scotia and Kaare (Kory) Idland, Red Deer, Alberta to the Board of Directors of the Corporation.

On September 6, 2005, the Corporation and its insurers reached an agreement to settle all securities class action litigation and actions pending in Canada against the Corporation and certain of its officers and directors resulting from the drilling last year of the Mariner I-85 exploration well drilled offshore Nova Scotia.  The $2.15 million settlement, which is covered by the Corporation’s insurance, was been reached with no admission of liability by any party.  See “Legal Proceedings”.

On July 21, 2005, the Corporation announced that the Government of Trinidad and Tobago and Canadian Superior had entered into a production sharing contract for offshore exploration and production on offshore Block 5(c), located approximately 90 km off the east coast of Trinidad in the Columbus Basin.  The production share contract provides Canadian Superior the right to explore on Block 5(c) which covers 80,041 gross acres.

On July 12, 2005, the Corporation closed a private placement of $5.5 million special warrants at a price of $2.00 per special warrant for gross proceeds of approximately $11.0 million.

On June 8, 2005, the Corporation announced that it and its insurers reached an agreement to settle all securities class action litigation and actions pending in the United States against the Corporation and certain of its officers and directors resulting from the drilling last year of the Canadian Superior El Paso Mariner I-85 exploration well drilled with El Paso Corporation in offshore Nova Scotia.  The US$3.2 million settlement, covered by the Corporation’s insurance, was been reached with no admission of liability by any party.  See “Legal Proceedings”.

On February 16, 2005, Canadian Superior announced that the Toronto Stock Exchange completed its review of Canadian Superior Energy and determined that Canadian Superior met the Toronto Stock Exchange’s continued listing requirements.

On February 1, 2005, the Corporation announced that its first Windfall area exploration well had been successfully drilled.  The well drilled at 14-33-60-14 W5M (W.I. 40%) was AOF’d at 1,300 mcf/d and has an estimated stabilized rate of 750 mcf/d.

On December 30, 2004, Canadian Superior closed a private placement consisting of 1,377,000 Common Shares issued on a “flow-through” basis at a price of $2.50 per share, for gross proceeds of $3,442,500.

On December 6, 2004, the Corporation announced that the Toronto Stock Exchange was reviewing the Common Shares of Canadian Superior with respect to meeting the requirements for continued listing on the Toronto Stock Exchange.

On November 30, 2004, Canadian Superior announced that it and GlobalSantaFe Corporation (“GlobalSantaFe”) entered into an agreement for GlobalSantaFe to drill Canadian Superior’s next Mariner project exploration well, offshore Nova Scotia, Canada and Canadian Superior’s first Intrepid exploration well offshore Trinidad and Tobago, subject to regulatory and governmental approvals.  GlobalSantaFe’s harsh environment jackup drilling rig, the Galaxy II, which had been working near Canadian Superior’s Mariner Block in the Sable Island area, offshore Nova Scotia, Canada was selected and awarded the contract to drill the next Mariner well.   In addition, GlobalSantaFe’s semi-submersible drilling rig, the Arctic I, which had been working in Venezuelan waters south of Canadian Superior’s Trinidad Intrepid Block 5(c), was selected and awarded the contract to drill Canadian Superior’s first offshore well on its Intrepid Block 5(c) off the east coast of Trinidad.

On November 12, 2004, Mr. Alex Squires joined the Board of Directors of Canadian Superior and on November 5, 2004, Mr. Ross A. Jones joined Canadian Superior as Chief Financial Officer.

On November 1, 2004, the Corporation announced that in addition to the five wells that were drilled in the second quarter of 2004, nine wells were drilled in the third quarter, with eight out of the nine being successful.  Six were successful gas wells and two were successful oil wells.  One of the producing gas wells was dually completed for conventional gas and for coal bed methane.  Of the nine wells, eight are 100% working interest wells that are operated by Canadian Superior.

On October 12, 2004, Canadian Superior Energy announced that it had determined to proceed with its Mariner Project offshore Nova Scotia, near Sable Island.

On October 6, 2004, Mr. Gregory Noval, President and Chief Executive Officer of Canadian Superior, reassumed the role of Chief Operating Officer.  Mr. Harvey R. Klingensmith, who previously served as Chief Operating Officer, resigned effective October 6, 2004.

On September 21, 2004, the Corporation announced that that an independent petrophysical evaluation of the Canadian Superior El Paso Mariner I-85 exploration well was completed to analyze the well for hydrocarbon potential.  In the independent assessment, 24.6 m (80.7 feet) of net pay had been assigned to the Canadian Superior El Paso Mariner I-85 well from the well log analysis.

On September 15, 2004, the Corporation announced that Canadian Superior acquired El Paso Corporation’s (“El Paso”) offshore Nova Scotia exploration and production assets.  The acquisition was undertaken by negotiation between Canadian Superior and El Paso and was facilitated by El Paso’s decision to exit the exploration and production in Western Canada and Offshore Nova Scotia.  The acquisition includes El Paso’s interests in the Marquis Blocks (EL 2401 & 2402), and in the Mariner Block (EL 2409) offshore Nova Scotia and in the Mariner I-85 well.  All of El Paso’s seismic data, shared geophysical, geotechnical and environmental data, Marquis L-35/L-35A well data, Mariner I-85 well data and related inventory and extensive tax pools were acquired.

On August 30, 2004, the Corporation announced that its offshore wellsite survey work, initiated earlier in August 2004, was successfully completed at two new proposed future Mariner Project drilling locations.  The field work was completed on August 29, 2004 on the offshore Mariner Block (EL 2409) located in shallow water approximately 275 kilometres (170 miles) southeast of Halifax, Nova Scotia, Canada.

On August 24, 2004, the Corporation announced that it received the necessary geophysical and geological work authorization approval from the CNSOPB to commence additional wellsite survey activities on its Mariner block (EL 2409) located offshore, approximately 275 kilometres (170 miles) southeast of Halifax, Nova Scotia, Canada.

On June 9, 2004, the Corporation announced that it retained the law firms of Morrison & Foerster LLP of New York, NY and Borden Ladner Gervais LLP of Calgary, Alberta to represent the Corporation with respect to a number of class action proceedings against the Corporation.

On May 27, 2004, the Corporation’s President & Chief Executive Office, Mr. Gregory Noval, commenced an action against the National Post, its owners and certain of its reporters for $75 million for damages relating to alleged misleading reporting on Canadian Superior’s Mariner well and certain class action lawsuits.

On May 11, 2004, the Corporation announced that it had been informed by the Trinidad and Tobago Ministry of Energy and Energy Industries that its bid for Block 5(c) in the 2003/2004 Competitive Bid Round was successful.  Block 5(c) is an 80,041 acre Continental Shelf block with water depths in excess of 150 meters (500 feet).

On March 30, 2004, the Corporation announced that it had extended the expiry date of its Common Share purchase warrants, issued in December 2003 and January 2004, from March 31, 2004 to December 31, 2004.  The extension did not apply to any Common Share purchase warrants held by officers, director and securityholders holding in excess of 10% of the issued and outstanding securities of the Corporation or any of their respective associates or affiliates.

On March 17, 2004, the Corporation announced that it had been made aware of announcements by a number of United States law firms indicating that they planned to commence a class action lawsuit against the Corporation and a number of its senior officers with respect to events surrounding the Canadian Superior El Paso Mariner I-85 exploration well, offshore Nova Scotia.  See “Legal Proceedings”.

On March 11, 2004, the Corporation announced that although the Mariner I-85 exploration well had encountered gas pay in multiple zones as targeted, the Corporation had reluctantly agreed with El Paso, the operator of the test well, not to proceed with any further testing or completion operations on the test well at the time, to maintain the well within the original budget.

In December 2003 and January 2004, Canadian Superior closed the private placement of 7,400,180 special warrants at a price of $3.00 per special warrant and 142,857 flow-through special warrants at a price of $3.50 per flow-through special warrant for total gross proceeds of $22,700,540.

In November and December 2003, Canadian Superior closed the private placement of 4,998,463 Common Shares issued on a “flow-through” basis at a price of $3.25 per flow-through Common Share, for total gross proceeds of $16,245,005.

On November 20, 2003, Canadian Superior announced that drilling had commenced on the Mariner I-85 exploration well and that El Paso Oil & Gas Canada, Inc., an indirect subsidiary of El Paso Corporation, was participating in the drilling by paying 2/3 of the costs to earn a 50% interest in the Mariner block.

On November 17, 2003, Canadian Superior announced that the CNSOPB had approved the drilling program authorization application for the Canadian Superior El Paso Mariner I-85 exploration well.

On November 13, 2003, Canadian Superior announced that it had successfully acquired two major exploration licences from the CNSOPB totalling 370,881 acres for work expenditure bids totalling $14,107,000.

On April 16, 2003, Canadian Superior announced that a Canadian subsidiary of El Paso had formally elected to farm-in and participate in the drilling and development of the Corporation’s Mariner block.

On April 15, 2003, Canadian Superior announced two new natural gas discoveries located on the Corporation’s East Ladyfern natural gas property.

On March 21, 2003, Canadian Superior announced that it had successfully completed the acquisition of El Paso’s Drumheller, Alberta area oil and gas assets production facilities, gas plants and undeveloped lands located in central Alberta, for approximately $53.5 million, net of purchase price adjustments.

On March 13, 2003, Canadian Superior closed a best efforts financing and issued 9,040,333 units, each unit consisting of one Common Share and one half of one Common Share purchase warrant, at a price of $1.50 per unit, for total gross proceeds of $13,560,500.

On February 25, 2003, Canadian Superior closed a bought deal financing and issued 13,400,000 Common Shares at $1.60 per Common Share for total gross proceeds of $21,440,000.

On January 22, 2003, Canadian Superior announced that the CNSOPB had completed its review and had issued its environmental approval of the Corporation’s “Environmental Assessment for Exploration Drilling in License EL 2409”.

On January 13, 2003, Canada Superior announced it had entered into an agreement with the Canadian division of El Paso to acquire their Drumheller area oil and gas assets, production facilities, gas plants and undeveloped lands, effective October 1, 2002, for approximately $59.0 million, net of purchase price adjustments.

DESCRIPTION OF THE BUSINESS

General

Competition

The oil and gas industry in Canada and Trinidad and Tobago is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil and gas interests and the marketing of, crude oil, natural gas and natural gas liquids.  The Corporation competes with other companies in this sector for the exploration and development of oil and gas reserves.

The Corporation actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies.  The Corporation’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators, many of which of which possess significantly greater financial resources than the Corporation.

Cyclical Nature of Business

The Corporation’s business is generally not cyclical, however, its revenue from the sale of natural gas is highly seasonal, with demand for natural gas rising during cold winder months and hot summer months.

Specialized Skill and Knowledge

The Corporation believes its success is largely dependant on the performance of its management and key employees, many of whom have specialized knowledge and skills relating to conventional and offshore oil and gas operations.  The Corporation believes that they have adequate personnel with the specialized skills required to successfully carry out its operations.

Foreign Operations

The Corporation currently has no production or revenue from foreign operations.

Environmental Protection

All aspects of the oil and gas industry present potential environmental risks and are, accordingly, subject to a variety of Canadian federal, provincial and municipal environmental regulations.  These regulatory regimes are laws of general application that apply to Canadian Superior in the same manner as they apply to other participants in the energy industry.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and provincial and municipal laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to third parties and may require the Corporation to incur costs to remedy such discharge.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition, capital expenditures, results of operations, competitive position or prospects.

The Corporation conducts its operations in Canada in a manner consistent with environmental regulations as stipulated in provincial and federal legislation.  The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making expenditures of both a capital and expense nature to ensure full compliance with laws relating to protection of the environment.  The Corporation anticipates spending sufficient funds on environmental expenditures in 2006 and in future years in order to comply in all material respects with all environmental requirements related to its field operations.  The Corporation does not anticipate that such expenditures, as a percentage of cash flow, will be greater than those expected, on average, by other industry operators.  The Corporation will maintain insurance coverage where available, and financially desirable, in light of risk versus cost factors.

Human Resources

The Corporation has a total of 39 full-time staff, including 5 staff members in the Halifax office and 7 staff members in the Drumheller, Alberta field office and 2 staff members in the Trinidad and Tobago field office.

Oil and Gas Properties and Wells

Canadian Superior’s principal properties can be divided into three distinct groups:

2.             Trinidad and Tobago;

3.             East Coast, Offshore Nova Scotia, Canada; and

4.             Western Canadian Holdings

Trinidad and Tobago

In 2005, the Corporation continued to make steady progress in preparing for exploration and development on its offshore Trinidad and Tobago holdings.  The Corporation was awarded the right to explore on Block 5(c), which the Corporation has named “Intrepid”, in the Government of Trinidad and Tobago Ministry of Energy and Energy Industries’ 2003/2004 Offshore Competitive Bid Round in May 2004.  The Corporation’s Intrepid Block 5(c) covers 80,041 gross acres.  The Corporation has obtained detailed 3D seismic data of the Intrepid Block from the Government of Trinidad and Tobago and is interpreting that data to confirm drilling locations.

On July 20, 2005, the Corporation signed a production sharing contract with the Government of Trinidad and Tobago for Block 5(c), which provides Canadian Superior the right to explore on Block 5(c) which covers 80,041 gross acres.

The Corporation submitted its “Application for a Certificate of Environmental Clearance” to the Trinidad and Tobago Environmental Management Authority (“EMA”) for explorations drilling on Block 5(c) within the East Coast Marine Area.  Canadian Superior has conducted two “Public Consultation Meetings” in Mayaro, on December 17, 2005 and on February 13, 2006, to discuss the proposed project with affected stakeholders.  An Environmental Baseline Survey was conducted in Block 5 (c).

East Coast, Offshore Nova Scotia, Canada

Canadian Superior’s holdings offshore Nova Scotia consist of 100% interests in six exploration licences totalling 1,293,946 acres.  Canadian Superior is involved in the three main play types in the basin.

In 2005, the Corporation was advised by the CNSOPB that the consolidation of its deepwater “Mayflower” exploration licence (EL 2406) and the shallower water Mariner exploration licence (EL 2409) had been approved by the Government of Canada and the Province of Nova Scotia. This consolidation will come into effect upon the drilling of the next Mariner exploration well and will allow the work commitments and related work commitment deposits for these two exploration licences (EL 2406 and EL 2409) to be combined, allowing the existing work deposit for the Corporation’s deepwater Mayflower Project, approximately $10 million, to be applied directly against the costs of drilling Canadian Superior’s next Mariner well; in effect, this provides Canadian Superior with $10 million of additional capital to be applied to drilling the next Mariner well.

The Mariner Project lands are located approximately nine kilometres northeast of Sable Island, offshore Nova Scotia.  The first exploration well, Mariner I-85, was drilled on this block in 2003/2004 (November 2003 to March 2004). Furthermore, upon consolidation, the exploration term for Canadian Superior’s 100% deepwater “Mayflower” license (EL 2406) will be extended for 2 additional years, from the current expiry date of December 31, 2006 to December 31, 2008; and, thereafter, 50 % of the licence area will be extended for an additional 2 years to December 31, 2010. Canadian Superior’s Mayflower deepwater project exploration licence covers approximately 712,000 acres.

In addition to Canadian Superior’s Mariner exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to monitor drilling activities near the Corporation’s Abenaki Reef Marquis 100% prospects. The Corporation’s Marquis Project lands encompass two exploration licences with approximately 111,000 contiguous acres located in shallow water depths.

Western Canada Holdings

All of Canadian Superior’s current production is located in Western Canada where the Corporation has interests in several key areas including Drumheller, Windfall, Boundary Lake, East Ladyfern, Giroux Lake and Teepee.

During 2005, the Corporation drilled or participated in 67 gross (28.22 net) wells which included 17 gross (14.42 net) operated wells and 50 gross (13.8 net ) non – operated wells.  The Corporation completed or tied in 63 wells for a success rate of 94%.

The Corporation maintained its extensive land holdings in Western Canada. At December 31, 2005, the Corporation held 275,710 gross acres (193,576 net acres) of land at an average working interest of 70%.

Drumheller Area

The Drumheller Area accounts for approximately 90% of Canadian Superior’s production and consists of both conventional and non-conventional (coal bed methane) play types.  In 2005, 64 gross (26 net) wells were drilled in the Drumheller area consisting of 18 gross (13.2 net) conventional wells and 46 gross (12.8 net) Horseshoe Canyon coal bed methane.  The Corporation acquired or purchased five 3-D seismic programs, which are critical in continuing the success that Canadian Superior has achieved in 2005.

Conventional Plays

The Drumheller area offers a multitude of opportunities that include both oil and gas play types and are contained in four distinct stratagtraphic zones.

The shallow targets include the Belly River and the Edmonton Groups and range in depth from 300-700 meters (980 – 2300 feet).  Well production in these zones range from 50 – 750 mcf/d with associated reserve size of .1 -2 Bcf.

Coal Bed Methane

Canadian Superior’s current activities in coal bed methane are centered on the Horseshoe Canyon in which the Corporation drilled or participated in 46 wells during 2005.  All of these wells have been successful and the Company will continue to develop these assets in to 2006.  Canadian Superior holds 157 gross (81 net) sections of Horseshoe Canyon rights.  The Horseshoe Canyon Coal depths range from 200 – 400 meters (650 – 1300 feet) and are typically found in 8 – 10 coal seams with thicknesses averaging from .75 – 1.5 meters ( 2.5 – 5 feet).  These coals contain dry gas and produce little or no water.

The Corporation has 42 gross (41 net) sections of land in the Mannville coal bed methane fairway.  The Corporation’s total acreage for coal bed methane is 185 gross (108 net) sections of which 14 gross (13.4 net) sections have both Horseshoe Canyon and Mannville coal bed methane potential.

Boundary Lake/Teepee

The Boundary Lake / Teepee area is a high reward medium risk area and was a major focus area for Canadian Superior in 2005.  At the end of 2005, this property represented a minor portion of the Corporation’s total production, but renewed emphasis has been placed on this year round access area.  The Corporation purchased additional lands, 2D and 3D seismic data.  The Corporation also has several follow-up locations based on the success of the initial drilling. The area has multi-zone potential with typical well reserves in the range of 2 – 5 BCF and associated production of 1 – 4 mmcf/d.

Windfall/Pine Creek/Giroux Lake

Canadian Superior drilled or participated in two wells in the Windfall area in 2005.  Both these wells were successful and have been tied in.  Both wells are producing between 750 – 1000 mcf/d.

East Ladyfern

In 2005, the Corporation followed up its Slave Point play in the East Ladyfern area with addition 2D seismic and the drilling of the 1-26-91-11W6 well.  This well was drilled in late January 2005 due to delayed freeze-up and rig availability.  The well was logged, cased and rig released in early March 2005.  Due to early break-up, no testing could be done at that time.  The logs over the Slave Point showed gas over water and do not justify further testing.

South Central W5

Canadian Superior continues to grow its operation base in Western Canada and is expanding its focus in the south central W5 area of Alberta.  This area represents a good blend of medium reward, low risk opportunities and provides year round access.  This multi-zone potential area includes both oil and gas production from the Cretaceous, Jurassic, Mississippian, and Devonian periods.  Well reserves are similar to that of the Boundary Lake/Teepee area and range from 2 – 5 Bcf with associated production of 1 – 4 mmcf/d.  The Corporation is focusing its efforts in this area towards strategic land acquisitions and seismic purchases.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

GENERAL

The reserve disclosure presented below conforms with the requirements of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).  Additional information not required by NI 51-101 has been presented to provide continuity and additional information which management of the Corporation believes is important to the readers of this information.  Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All of the Corporation’s reserves are in Canada, more specifically in the provinces of British Columbia, Alberta and Saskatchewan.

SELECTED RESERVES INFORMATION

The following tables set forth certain information relating to the oil and natural gas reserves of the Corporation’s properties and the present value of the estimated future net cash flow associated with such reserves as at December 31, 2005.  The information set forth below is derived from the report, with a preparation date of March 6, 2006, prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) evaluating the Corporation’s proved and proved plus probable reserves (the “GLJ Report”).  The effective date of the GLJ Report is December 31, 2005.  The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook.  All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned.  It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Corporation’s properties.  There is no assurance that such price and cost assumptions will be attained and variances could be material.  The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, NGLs and natural gas reserves may be greater or less than the estimates provided herein.

The Corporation has a Reserves Committee consisting of the entire Board of Directors which reviews the qualifications and appointment of the independent qualified reserves evaluators.  The Reserves Committee also reviews the procedures for providing information to the evaluators.  All booked reserves are based upon annual evaluation and review by the independent qualified reserves evaluators.

In accordance with the requirements of NI 51-101, the Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are attached as Appendices ”A” and “B” hereto, respectively.

Reserves Data - Constant Prices and Costs

The following table sets forth a summary of reserves and values of the Corporation using constant pricing and costs:

Summary of Reserves and Values

						Total
		Proved				Proved
	Proved	Developed	Proved	Total	Total	Plus
	Producing	Non-producing	Undeveloped	Proved	Probable	Probable

MARKETABLE RESERVES
Light/Medium Oil (Mbbl)
Total Company Interest	772	10	0	782	708	1,489
Working Interest	772	10	0	782	708	1,489
Net After Royalty	711	10	0	721	628	1,349
Gas (MMcf)
Total Company Interest	18,409	2,123	2,559	23,091	11,007	34,098
Working Interest	18,244	2,123	2,538	22,905	10,935	33,840
Net After Royalty	15,095	1,717	2,248	19,060	9,006	28,066
Natural Gas Liquids (Mbbl)
Total Company Interest	164	3	2	169	85	254
Working Interest	162	3	2	167	85	252
Net After Royalty	111	2	1	114	57	171
Oil Equivalent (Mbbl)
Total Company Interest	4,004	367	429	4,799	2,627	7,427
Working Interest	3,975	367	425	4,766	2,615	7,381
Net After Royalty	3,338	298	376	4,012	2,186	6,198

BEFORE TAX PRESENT VALUE (M$)
0%	151,992	12,304	14,045	178,340	91,356	269,696
5%	127,591	10,291	10,761	148,643	62,285	210,928
8%	117,026	9,337	9,301	135,664	51,218	186,881
10%	111,095	8,782	8,483	128,360	45,446	173,807
12%	105,859	8,283	7,765	121,907	40,625	162,532
15%	99,049	7,621	6,844	113,515	34,751	148,266
20%	89,802	6,708	5,629	102,140	27,513	129,652

FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)
2006	38,102	860	439	39,400	1,891	41,291
2007	26,913	2,402	-1,323	27,92	-269	27,723
2008	19,801	2,542	3,591	25,933	8,742	34,675
2009	14,920	1,806	2,689	19,414	8,767	28,181
2010	11,605	1,354	2,062	15,021	8,000	23,021
2011	9,077	988	1,584	11,649	8,224	19,873

The following table sets forth the total future net revenue of Canadian Superior, undiscounted:

Total Future Net Revenue (Undiscounted)

						Future Net		Future Net
						Revenue		Revenue
				Capital		Before		After
			Operating	Development	Abandonment	Income	Income	Income
Entity Description	Revenue	Royalties	Costs	Costs	Costs	Taxes	Tax	Taxes
	(M$ )	(M$ )	(M$ )	(M$ )	(M$ )	(M$ )	(M$ )	(M$ )

Proved Producing	237,182	34,703	46,841	149	3,498	151,992	13,688	138,304

Proved Developed Non-producing	21,075	2,530	3,272	2,589	382	12,304	4,128	8,176

Proved Undeveloped	25,443	2,204	3,616	5,220	358	14,045	4,445	9,600

Total Proved	283,700	39,436	53,729	7,957	4,238	178,340	22,261	156,079

Total Probable	154,815	22,639	32,241	8,038	541	91,356	28,227	63,128

Total Proved Plus Probable	438,516	62,076	85,970	15,995	4,779	269,696	50,488	219,208

The following table represents a summary of oil and gas reserves and the net present values of future net revenue:

RESERVES SUMMARY

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent
Reserves Category	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl	Company Gross MMcf	Company Net MMcf	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl

PROVED
Producing	772	711	0	0	18,244	15,095	162	111	3,975	3,338
Developed Nonproducing	10	10	0	0	2,123	1,717	3	2	367	298
Undeveloped	0	0	0	0	2,538	2,248	2	1	425	376

TOTAL PROVED	782	721	0	0	22,905	19,060	167	114	4,766	4,012

TOTAL PROBABLE	708	628	0	0	10,935	9,006	85	57	2,615	2,186

TOTAL PROVED PLUS PROBABLE	1,489	1,349	0	0	33,840	28,066	252	171	7,381	6,198

NET PRESENT VALUE SUMMARY

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	M$	M$	M$	M$	M$

PROVED
Producing	151,992	127,591	111,095	99,049	89,802
Developed Nonproducing	12,304	10,291	8,782	7,621	6,708
Undeveloped	14,045	10,761	8,483	6,844	5,629

TOTAL PROVED	178,340	148,643	128,360	113,515	102,140

TOTAL PROBABLE	91,356	62,285	45,446	34,751	27,513

TOTAL PROVED PLUS PROBABLE	269,696	210,928	173,807	148,266	129,652

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	M$	M$	M$	M$	M$

PROVED
Producing	138,304	115,700	100,629	89,732	81,429
Developed Nonproducing	8,176	6,733	5,658	4,837	4,195
Undeveloped	9,600	7,098	5,395	4,192	3,315

TOTAL PROVED	156,079	129,530	111,682	98,762	88,939

TOTAL PROBABLE	63,128	41,964	30,058	22,626	17,652

TOTAL PROVED PLUS PROBABLE	219,208	171,495	141,740	121,387	106,591

Reserves Data – Forecast Prices and Costs

The following table sets forth a summary of reserves and values and the net present value of future net revenue of the Corporation, forecast based:

Summary of Reserves and Values

			Total
			Proved
	Proved	Total	Plus
	Producing	Proved	Probable

MARKETABLE RESERVES
Light/Medium Oil (Mbbl)
Total Company Interest	755	765	1,439
Working Interest	755	765	1,439
Net After Royalty	695	705	1,304
Gas (MMcf)
Total Company Interest	18,163	22,843	33,685
Working Interest	18,008	22,666	33,438
Net After Royalty	14,881	18,844	27,711
Natural Gas Liquids (Mbbl)
Total Company Interest	162	167	250
Working Interest	160	165	248
Net After Royalty	109	113	169
Oil Equivalent (Mbbl)
Total Company Interest	3,944	4,738	7,303
Working Interest	3,916	4,707	7,260
Net After Royalty	3,285	3,959	6,091

BEFORE TAX PRESENT VALUE (M$)
0%	120,804	139,031	198,631
5%	105,189	120,101	161,785
8%	98,227	111,594	146,300
10%	94,250	106,727	137,751
12%	90,691	102,372	130,296
15%	85,987	96,625	120,736
20%	79,447	88,661	108,019

AFTER TAX PRESENT VALUE (M$)
0%	113,289	126,423	170,856
5%	98,231	108,542	138,419
8%	91,565	100,587	124,960
10%	87,772	96,060	117,574
12%	84,388	92,026	111,156
15%	79,929	86,724	102,959
20%	73,758	79,424	92,108

The following table sets forth the discounted future net revenue of the Corporation’s oil and gas reserves by production group:

Summary Of Oil and Gas Reserves and Net Present Values of Future Net Revenue

RESERVES SUMMARY

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent
Reserves Category	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl	Company Gross MMcf	Company Net MMcf	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl

PROVED
Producing	755	695	0	0	18,008	14,881	160	109	3,916	3,285
Developed Nonproducing	10	10	0	0	2,121	1,716	3	2	366	298
Undeveloped	0	0	0	0	2,537	2,247	2	1	425	376

TOTAL PROVED	765	705	0	0	22,666	18,844	165	113	4,707	3,959

TOTAL PROBABLE	675	599	0	0	10,772	8,867	83	56	2553	2,132
			0	0
TOTAL PROVED PLUS PROBABLE	1,439	1,304	0	0	33,438	27,711	248	169	7,260	6,091

NET PRESENT VALUE SUMMARY

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	M$	M$	M$	M$	M$
PROVED
Producing	120,804	105,189	94,250	85,987	79,447
Developed Nonproducing	9,293	7,983	6,972	6,175	5,534
Undeveloped	8,934	6,929	5,505	4,463	3,680

TOTAL PROVED	139,031	120,101	106,727	96,625	88,661

TOTAL PROBABLE	59,601	41,684	31,024	24,111	19,358

TOTAL PROVED PLUS PROBABLE	198,631	161,785	137,751	120,736	108,019

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
	M$	M$	M$	M$	M$
PROVED
Producing	113,289	98,231	87,772	79,929	73,758
Developed Nonproducing	6,536	5,460	4,647	4,018	3,522
Undeveloped	6,597	4,851	3,641	2,776	2,144

TOTAL PROVED	126,423	108,542	96,060	86,724	79,424

TOTAL PROBABLE	44,433	29,876	21,513	16,235	12,685

TOTAL PROVED PLUS PROBABLE	170,856	138,419	117,574	102,959	92,108

Constant Prices Used in Estimates

The following table identifies benchmark reference pricing.  The oil, gas, NGL reference prices, inflation rates and exchange rates used in the forecasted price evaluation were prepared by GLJ, the Corporation’s independent qualified reserves evaluator and are as follows:

Crude Oil and Natural Gas Prices

				West Texas Intermediate Crude Oil at		Brent Blend Crude Oil		Light, Sweet Crude Oil (40		Bow River Crude Oil		LLB Crude Oil At		Medium Crude Oil (29		Alberta National Gas Liquids
				Cushing		FOB North		API, 0.3%S)		Stream Quality		Hardisty		API, 2.0%S)					Edmonton
		Exchange		Oklahoma		Sea Then		at Edmonton		at Hardisty		Then		at Cromer		Spec	Edmonton	Edmonton	Pentanes
Year	Inflation	Rate		Then Current		Current		Then Current		Then Current		Current		Then Current		Ethan	Propane	Butane	Plus
	%	$ US/$ Cdn		$ US/bbl		$ Cdn/bbl		$ Cdn/bbl		$ Cdn/bbl		$ Cdn/bbl		$ Cdn/bbl		$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
1999 Average	1.7	0.6750		19.29		17.81		27.69		23.84		22.14		25.42		n/a	15.89	18.70	27.71
2000 Average	2.7	0.6740		30.22		28.35		44.56		35.25		32.61		39.91		n/a	32.18	35.60	46.31
2001 Average	2.6	0.6448		25.97		24.37		39.40		27.70		23.48		31.56		n/a	31.85	31.17	42.48
2002 Average	2.2	0.6376		26.08		24.99		40.33		31.83		30.60		35.48		n/a	21.39	27.08	40.73
2003 Average	2.8	0.7213		31.07		28.93		43.66		32.11		31.18		37.55		n/a	32.14	34.36	44.23
2004 Average	1.8	0.7680		41.38		38.20		52.96		36.86		35.64		45.75		n/a	34.70	39.97	54.07
2005 Average	2.2	0.8250		56.58		55.12		69.11		44.97		43.15		56.62		n/a	43.04	51.80	69.47

December 31, 2005	0.0	0.8577	(1)	61.04	(2)	58.98	(3)	68.27	(4)	3.00	(5)	39.20	(6)	51.84	(7)	32.92	43.69	50.52	71.67	(8)

Constant Thereafter

Natural Gas and Sulphur

	US Gulf
	Coast Gas at		Midwest at				Spot Plant					Sask.
	Henry Hub		Chicago				Gate	ARP	Aggregator	Alliance	SaskEnergy	Spot			CanWest		Sulphur		Alberta
	Then		Then		AECO-C Spot		Then	Plant	Plant	Plant	Plant	Plant	Sumas		Plant	B.C. Spot	FOB		Sulphur at
Year	Current		Current		Then Current		Current	Gate	Gate	Gate	Gate	Gate	Spot		Gate	Plant Gate	Vancouver		Plant Gate
	$ US/mmbtu		$ US/mmbtu		$ Cdn/mmbtu		$ Cdn/mmbtu	$ /mmbtu	$ /mmbtu	$ /mmbtu	$ /mmbtu	$ /mmbtu	$ /mmbtu		$ /mmbtu	$ /mmbtu	$ US/LT		$ Cdn/LT
1999 Average	2.32		2.34		2.92		2.75	2.48	n/a	n/a	2.83	2.97	2.15		2.51	2.78	33.74		6.93
2000 Average	4.33		4.38		5.08		4.92	4.50	4.60	n/a	4.79	5.16	4.17		5.27	4.88	38.14		13.59
2001 Average	4.05		4.17		6.21		6.07	5.41	5.30	5.61	5.71	6.20	4.56		6.76	6.29	18.29		-14.66
2002 Average	3.36		3.30		4.04		3.88	3.88	3.83	3.82	4.04	4.08	2.68		3.64	3.93	29.38		3.04
2003 Average	5.50		5.60		6.66		6.49	6.13	5.89	6.69	6.40	6.68	4.66		5.71	6.32	59.81		39.83
2004 Average	6.19		6.13		6.88		6.70	6.31	6.16	6.44	6.48	6.78	5.26		5.52	6.45	62.99		38.61
2005 Average	8.97		8.24		8.58		8.42	8.41	8.30	8.45	8.40	8.55	7.13		6.33	8.12	63.50		33.77

December 31, 2005	11.23	(9)	9.06	(10)	9.71	(11)	9.46	9.46	9.36	8.96	9.61	9.61	8.25	(10)	7.77	8.64	63.50	(12)	31.00	(12)

Constant Thereafter

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.  The plant gate price represents the price before raw gas gathering and processing charges are deducted.  Spot refers to weighted average one month price.

Note: These prices are actual posted prices at the referenced date; other reference prices are derived based on historical price differentials.

(1)                                  Non Rate from the Bank of Canada.

(2)                                  Settlement price for prompt month delivery from NYMEX.

(3)                                  Reported price by the IPE.

(4)                                  Average price reported by Imperial, Shell, Flint Hill, Petro-Canada, BP and Suncor.

(5)                                  Average price reported by Imperial, Flint Hill, EnCana and BP.

(6)                                  Average price reported by Petro-Canada, Flint Hill, EnCana and BP.

(7)                                  Average price reported by Shell, Flint Hill, EnCana, BP and Suncor.

(8)                                  Average price reported by Shell, Flint Hill, EnCana and BP.

(9)                                  Settlement price for prompt month delivery from NYMEX.

(10)                            Same day settlement price from Platts.

(11)                            Same day settlement price from NGX.

(12)                            Utilized current GLJ forecast price.

* Note:  All prices reflect the last business day, December 30, 2005.

Forecast Prices Used in Estimates

The following table represents forecast prices for crude oil and natural gas liquids used in preparing reserves data by GLJ, the Corporation’s independent qualified reserves evaluator.  This standard price forecast of GLJ is effective January 1, 2005:

GJL Petroleum Consultants
Crude Oil and Natural Gas Liquids
Price Forecast
Effective January 1, 2006

		Bank of Canada Average Noon	West Texas Intermediate Crude Oil at Cushing Oklahoma			Brent Blend Crude Oil FOB North Seas			Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton			Bower River Crude Oil Stream Quality at Hardisty
Year	Inflation	Exchange Rate	Constant 2006 $	Then Current		Constant 2006 $	Then Current		Constant 2006 $	Then Current		Constant 2006 $	Then Current
	%	$ US/$ Cdn	$ US/bbl	$ US/bbl		$ US/bbl	$ US/bbl		$ Cdn/bbl	$ Cdn/bbl		$ Cdn/bbl	$ Cdn/bbl
1994	0.2	0.732	21.47	17.18		19.77	15.82		27.77	22.22		23.08	18.47
1995	2.2	0.729	22.93	18.39		21.25	17.04		30.22	24.23		25.94	20.80
1996	1.6	0.733	26.84	21.99		24.94	20.43		35.87	29.39		30.67	25.13
1997	1.6	0.722	24.76	20.61		23.04	19.18		33.46	27.85		25.43	21.17
1998	0.9	0.675	17.05	14.42		15.17	12.83		24.07	20.36		17.31	14.64
1999	1.7	0.673	22.61	19.29		20.87	17.81		32.45	27.69		27.94	23.84
2000	2.7	0.673	34.82	30.22		32.67	28.35		51.35	44.56		40.62	35.25
2001	2.6	0.646	29.14	25.97		27.34	24.37		44.21	39.40		31.08	27.70
2002	2.2	0.637	28.52	26.08		27.33	24.99		44.10	40.33		34.81	31.83
2003	2.8	0.721	33.24	31.07		30.96	28.93		46.71	43.66.		34.36	32.11
2004	1.8	0.768	43.08	41.38		39.76	38.20		55.13	52.96		38.37	36.86
2005(e)	2.2	0.825	57.86	56.60		56.38	55.15		70.65	69.11		45.96	44.96
2006 Q1	2.0	0.850	56.00	56.00		54.50	54.50		65.25	65.25		39.25	39.25
2006 Q2	2.0	0.850	56.00	56.00		54.50	54.50		65.25	65.25		44.25	44.25
2006 Q3	2.0	0.850	57.50	57.50		56.00	56.00		67.00	67.00		48.25	48.25
2006 Q4	2.0	0.850	58.00	58.00		56.50	56.50		67.50	67.50		40.50	40.50

2006 Full Year	2.0	0.850	57.00	57.00		55.50	55.50		66.25	66.25		43.00	43.00
2007	2.0	0.850	54.00	55.00		52.50	53.50		62.75	64.00		41.75	42.50
2008	2.0	0.850	49.00	51.00		47.50	49.50		57.00	59.25		39.50	41.00
2009	2.0	0.850	45.25	48.00		43.75	46.50		52.50	55.75		37.25	39.50
2010	2.0	0.850	43.00	46.50		41.50	45.00		50.00	54.00		36.50	39.50
2011	2.0	0.850	40.75	45.00		39.50	43.50		47.25	52.25		36.00	39.75
2012	2.0	0.850	40.00	45.00		38.75	43.50		46.50	52.25		35.25	39.75
2013	2.0	0.850	40.00	46.00		38.75	44.50		46.25	53.25		35.25	40.50
2014	2.0	0.850	40.00	46.75		38.50	45.25		46.25	54.25		35.25	41.25
2015	2.0	0.850	40.00	47.75		38.75	46.25		46.50	55.50		35.25	42.25
2016	2.0	0.850	40.00	48.75		38.75	47.25		46.25	56.50		35.25	43.00
2017+	2.0	0.850	40.00	+2.0	%/yr	38.75	+2.0	%/yr	46.25	+2.0	%/yr	35.25	_+2.0	%/yr

	Heavy Crude Oil Proxy (12 API) at Hardisty			Medium Crude Oil (20 API. 2.0%S) at Cromer				Alberta Natural Gas Liquids (Then Current Dollars)		Edmonton
	Constant 2006 $	Then Current		Constant 2005	Then Current		Spec. Ethane	Edmonton Propane	Edmonton Butane	Pentanes Plus
	$ Cdn/bbl	$ Cdn/bbl		$ Cdn/bbl	$ Cdn/bbl		$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl	$ Cdn/bbl
1994	18.77	15.02		24.12	19.30		n/a	12.53	13.45	21.69
1995	21.55	17.28		27.05	21.69		n/a	13.90	13.79	24.11
1996	24.49	20.06		31.86	26.10		n/a	22.31	17.15	30.06
1997	17.31	14.41		28.50	23.72		n/a	18.62	18.73	30.91
1998	11.17	9.45		20.04	16.95		n/a	11.15	12.44	21.83
1999	23.05	19.67		29.79	25.42		n/a	15.89	18.70	27.71
2000	31.50	27.34		45.99	39.91		n/a	32.18	35.60	46.31
2001	19.01	16.94		35.41	31.56		n/a	31.85	31.17	42.48
2002	29.06	26.57		38.80	35.48		n/a	21.39	27.08	40.73
2003	28.10	26.26		40.18	37.55		n/a	32.14	34.36	44.23
2004	30.30	29.11		47.62	45.75		n/a	34.70	39.97	54.07
2005(e)	34.90	34.14		58.33	57.07		n/a	42.55	51.41	69.45
2006 Q1	28.50	28.50		52.25	52.25		35.50	41.75	48.25	66.00
2006 Q2	35.25	35.25		56.00	56.00		35.25	41.75	48.25	66.00
2006 Q3	38.75	38.75		58.25	58.25		35.50	43.00	49.50	67.75
2006 Q4	30.25	30.25		56.75	56.75		37.50	43.25	50.00	68.25

2006 Full Year	33.25	33.25		55.75	55.75		36.00	42.50	49.00	67.00
2007	32.00	32.75		54.25	55.25		31.25	41.00	47.25	65.25
2008	31.25	32.50		49.25	51.25		27.00	38.00	43.75	60.50
2009	30.25	32.00		45.50	48.25		25.25	35.75	41.25	56.75
2010	29.50	32.00		43.25	46.75		24.25	34.50	40.00	55.00
2011	30.25	33.50		41.00	45.25		23.25	33.50	38.75	53.25
2012	29.75	33.50		40.25	45.25		23.25	33.50	38.75	53.25
2013	29.50	34.00		40.00	46.00		23.75	34.00	39.50	54.25
2014	29.75	34.75		40.00	47.00		24.25	34.75	40.25	55.25
2015	29.50	35.25		40.25	48.00		25.00	35.50	41.00	56.50
2016	29.50	36.00		40.00	48.75		25.50	36.25	41.75	57.75
2017+	29.50	+2.0	%/yr	40.00	+2.0	%/yr		Escalate at 2.0% per year

Revised January 3, 2006 8:42 AM

The following table represents forecast prices for natural gas and sulphur used in preparing reserves data by GLJ, the Corporation’s independent qualified reserves evaluator.  This standard price forecast of GLJ is effective January 1, 2006:

GJL Petroleum Consultants.
Natural Gas and Sulphur
Price Forecast
Effective January 1, 2006

				Midwest				Alberta Plant Gate
	US Gulf Coast Gas Price @ Henry Hub			Price @ Chicago		AECO-C Spot		Spot
Year	Constant 2006 $	Then Current		Then Current		Then Current		Constant 2006 $	Then Current		ARP	Aggregator	Alliance
	$/mmbtu	$/mmbtu		$ US/mmbtu		$ US/mmbtu		$ US/mmbtu	$ Cdn/mmbtu		$ /mmbtu	$ /mmbtu	$ /mmbtu
1994	2.42	1.94		2.11		1.98		2.32	1.86		1.81	n/a	n/a
1995	2.12	1.70		1.69		1.15		1.27	1.02		1.31	n/a	n/a
1996	3.08	2.52		2.73		1.39		1.54	1.26		1.63	n/a	n/a
1997	2.97	2.47		2.75		1.84		2.03	1.69		1.96	n/a	n/a
1998	2.55	2.16		2.20		2.03		2.22	1.88		1.94	n/a	n/a
1999	2.72	2.32		2.34		2.92		3.22	2.75		2.48	n/a	n/a
2000	4.99	4.33		4.38		5.08		5.67	4.92		4.50	4.60	n/a
2001	4.54	4.05		4.17		6.21		6.81	6.07		5.41	5.30	5.61
2002	3.67	3.36		3.30		4.04		4.24	3.88		3.88	3.83	3.82
2003	5.88	5.50		5.60		6.66		6.94	6.49		6.13	5.89	6.69
2004	6.44	6.19		6.13		6.88		6.98	6.70		6.31	6.16	6.44
2005(e)	9.17	8.97		8.24		8.58		8.60	8.42		8.35	8.36	8.45
2006 Q1	11.00	11.00		10.80		10.45		10.20	10.20		10.20	10.15	11.05
2006 Q2	10.00	10.00		9.80		10.35		10.10	10.10		10.10	10.00	9.90
2006 Q3	10.00	10.00		9.80		10.45		10.20	10.20		10.20	10.10	9.90
2006 Q4	11.00	11.00		10.85		11.05		10.80	10.80		10.80	10.75	11.10

2006 Full Year	10.50	10.50		10.30		10.60		10.35	10.35		10.35	10.25	10.50
2007	8.60	8.75		8.90		9.25		8.80	9.00		9.00	9.00	8.90
2008	7.20	7.50		7.65		8.00		7.45	7.75		7.75	7.75	7.45
2009	6.60	7.00		7.15		7.50		6.85	7.25		7.25	7.25	6.90
2010	6.25	6.75		6.90		7.20		6.40	6.95		6.95	6.95	6.65
2011	5.90	6.50		6.65		6.90		6.05	6.65		6.65	6.65	6.35
2012	5.75	6.50		6.65		6.90		5.90	6.65		6.65	6.65	6.35
2013	5.75	6.65		6.80		7.05		5.95	6.80		6.80	6.80	6.50
2014	5.75	6.75		6.90		7.20		5.95	6.95		6.95	6.95	6.65
2015	5.75	6.90		7.05		7.40		6.00	7.15		7.15	7.15	6.80
2016	5.75	7.05		7.20		7.55		6.00	7.30		7.30	7.30	6.95
2017+	5.75	+2.0	%/yr	+2.0	%/yr	+2.0	%/yr	6.00	+2.0	%/yr

	Saskatchewan Plant Gate			British Columbia
Year	SaskEnergy	Spot	Sumas Spot	CanWest Plant Gate	Spot Plant Gate	Sulphur FOB Vancouver	Alberta Sulphur at Plant Gate
	$ /mmbtu	$ /mmbtu	$ US/mmbtu	$ /mmbtu	$ /mmbtu	$ US/LT	$ Cdn/LT
1994	1.88	1.88	1.59	1.81	1.87	44.96	16.57
1995	1.35	0.98	1.03	1.29	1.12	54.99	30.07
1996	1.52	1.28	1.32	1.50	1.47	36.28	14.44
1997	1.84	1.75	1.70	1.80	1.98	34.75	11.50
1998	2.05	2.13	1.60	1.94	2.00	24.59	-6.51
1999	2.83	2.97	2.15	2.51	2.78	33.74	6.93
2000	4.79	5.13	4.17	5.27	4.88	38.14	13.59
2001	5.71	6.13	4.56	6.76	6.29	18.29	-14.66
2002	4.04	4.08	2.68	3.64	3.93	29.38	3.04
2003	6.40	6.68	4.66	5.71	6.32	59.81	39.83
2004	6.48	6.78	5.26	5.52	6.45	62.99	38.61
2005(e)	8.32	8.36	7.13	6.33	8.14	63.50	34.04
2006 Q1	10.35	10.35	9.70	8.40	10.75	63.50	31.00
2006 Q2	10.25	10.25	8.90	8.30	9.85	63.50	31.00
2006 Q3	10.35	10.35	8.90	8.40	9.85	63.50	31.00
2006 Q4	10.95	10.95	10.10	8.85	11.20	63.50	31.00

2006 Full Year	10.50	10.50	9.40	8.50	10.40	63.50	31.00
2007	9.15	9.15	8.15	8.60	9.00	55.00	21.00
2008	7.90	7.90	7.00	7.65	7.65	45.00	9.50
2009	7.40	7.40	6.55	7.15	7.15	45.00	9.50
2010	7.10	7.10	6.30	6.85	6.85	46.00	10.50
2011	6.80	6.80	6.05	6.55	6.55	47.00	12.00
2012	6.80	6.80	6.05	6.55	6.55	48.00	13.00
2013	6.95	6.95	6.20	6.70	6.70	49.00	14.00
2014	7.10	7.10	6.30	6.85	6.85	50.00	15.50
2015	7.30	7.30	6.45	7.00	7.00	51.00	17.00
2016	7.45	7.45	6.60	7.15	7.15	52.00	18.00
2017+	Escalate at 2.0% per year					+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.  The plant gate price represents the price before raw gas gathering and processing charges are deducted.  Spot refers to weighted average one month price.

Revised January 3, 2006 8:42 AM

Reserves Reconciliation

The following table provides a reconciliation of the Corporation’s net reserves based on forecast pricing, by principal product type, between this analysis and the Corporation’s prior year-end evaluation:

	Light and Medium Oil			Unconventional Gas (CBM)			Conventional Natural Gas			Natural Gas Liquids			BOE
FACTORS	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Probable	Net Proved Plus Probable	Net Proved	Net Provable	Net Proved Plus Probable	Net Proved	Net Provable	Net Proved Plus Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	(Mboe)

December 31, 2004	708	655	1,363	824	893	1,717	16,050	5,588	21,638	134	62	196	3654	1797	5451

Extensions	14	0	14	2,212	1,720	3,932	2,674	152	2,826	19	-1	18	847	311	1158
Improved Recovery	36	18	54	3	20	23	618	20	638	5	1	6	145	26	170
Technical Revisions	102	-81	21	-36	40	3	-313	16	-297	-16	-7	-23	28	-78	-50
Discoveries	0	0	0		0		216	421	637	2	1	3	38	71	109
Acquisitions	0	0	0		0		0	0	0	0	0	0	0	0	0
Dispositions		0	0		0		0	0	0	0	0	0	0	0	0
Economic Factors	7	7	14	4	4	9	80	28	108	1	0	1	22	12	34
Production	-162		-162	-40	0	-40	-3,448		-3448	-32	0	-32	-775	0	-775

December 31, 2005	705	599	1,304	2,967	2,677	5,644	15,877	6,225	22,102	113	56	169	3959	2139	6097

The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.)

Future Net Revenue Reconciliation

The following table provides a reconciliation of the changes in the net present values of future net revenue based on constant prices and costs, calculated using a discount rate of 10 percent:

Period and Factor	After Tax	Before Tax
	(M$)	(M$)

Estimated Net Present Value at December 31, 2004	74,162	76,539
Oil and Gas Sales During the Period Net of Production Costs and Royalties (1)	(37,590)	(37,590)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production (2)	50,759	50,759
Development Costs During the Period (3)	19,972	19,972
Changes In Forecast Development Costs (4)	(23,742)	(23,742)
Changes Resulting from Extensions and Improved Recovery (5)	29,388	29,388
Changes Resulting from Discoveries (5)	1,083	1,083
Changes Resulting from Acquisitions of Reserves (5)	—	—
Changes Resulting from Dispositions of Reserves (5)	—	0
Accretion of Discount (6)	7,654	7,654
Net Change in Income Taxes (7)	(14,301)	—
Changes Resulting from Technical Reserves Revisions	2,636	2,636
All Other Changes (8)	1,661	1,661

Estimated Net Present Value at End of Period December 31, 2005	111,682	128,360

(1)                                  Company actual before income taxes, excluding G&A.

(2)                                  The impact of changes in prices and other economic factors on future net revenue.

(3)                                  Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4)                                  The change in forecast development costs for the properties evaluated at the beginning of the period.

(5)                                  End of period net present value of the related reserves.

(6)                                  Estimated as 10% of the beginning of period net present value.

(7)                                  The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(8)                                  Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2003 versus forecast, etc.

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook.  The significant majority of the undeveloped reserves are scheduled to be developed within the next two years of the effective date, that is December 31, 2005.

Significant Factors or Uncertainties Affecting Reserves Data

The evaluated oil and gas properties of the Corporation have no material extraordinary risks or uncertainties beyond those which are inherent of an oil and gas producing company.

Future Development Costs

The Corporation expects to fund its future development from internally generated cash flow from operations, debt (where deemed appropriate) and new equity issues (if available on favourable terms).  In addition, the Corporation may consider farm-out arrangements for certain projects.  The Corporation does not expect that the cost of funding could make the development of a property uneconomic for the Corporation, nor is it expected that the cost of such funding will impact the Corporation’s reserves or future net revenue.

The following table summarizes the capital development costs, in thousands of dollars, related to the recovery of the Corporation’s reserves, based on constant pricing:

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Subtotal	Remainder	Total	10% Discounted
Proved Producing	110	31					10					151		151	137

Total Proved	1,873	6,146					10	57				8,086		8,086	7,146

Total Proved Plus Probable	2,565	12,910	587			166	10	57				16,295		16,295	14,230

The following table summarizes the capital development costs, in thousands of dollars, related to the recovery of the Corporation’s reserves, based on forecast pricing and escalating cost:

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Subtotal	Remainder	Total	10% Discounted
Proved Producing	110	30					9					149		149	136

Total Proved	1,873	6,025					9	50				7,957		7,957	7,038

Total Proved Plus Probable	2,565	12,657	264			150	9	50				15,995		15,995	13,979

Oil and Gas Properties and Wells

The following table, as prepared by the Corporation, sets forth Canadian Superior’s gross and net interest in oil and gas wells which are producing as at December 31, 2005:

	Producing				Shut-In
	Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	67	47	194	103.4	23	14.6	72	36.1
British Columbia	0	—	—	—	—	—	—	—
Saskatchewan	0	—	—	—	—	—	—	—
Offshore Nova Scotia	0	—	—	—	—	—	—	—
TOTAL	67	47	194	103.4	23	14.6	72	36.1

Notes:

(1)                                  “Gross” wells are defined as the total number of wells in which the Corporation has an interest.

(2)                                  “Net” wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation’s percentage working or participating interest therein.

Properties With No Attributed Reserves

The following table represents the Corporation’s undeveloped land holdings, as at December 31, 2005:

	Gross Acres	Net Acres	Average WI
Alberta	136,588	114,297	84%
British Columbia	8,478	6,328	75%
Saskatchewan	40	40	100%
Offshore Nova Scotia	1,309,135	1,309,135	100%
TOTAL	1,454,241	1,429,800	98%

Notes:

(1)                                  “Gross” refers to the total acres in which the Corporation has or may earn an interest.

(2)                                  “Net” refers to the total acres in which the Corporation has an interest or may earn an interest, multiplied by the percentage working interest therein owned or to be owned by the Corporation.

Expirations and Work Commitments

The following table sets forth the expirations and work commitment for the undeveloped lands of the Corporation, as at December 31, 2005:

Work Commitments offshore Nova Scotia
(Marquis, Mariner, Mayflower, Marauder, Marconi)

Gross Acres	1,309,135

Net Acres	1,309,135

Work Expenditure Commitment	$50,225,280

Deposits Tendered	Nil

Undeveloped Land Due to Expire

The following table represents the undeveloped land of the Corporation due to expire in 2005:

	Gross Undeveloped Acres	Net Undeveloped Acres

Alberta	41,396	34,951
British Columbia	2,609	1,740
Saskatchewan	—	—
Offshore Nova Scotia	60,125	60,125
TOTAL	104,130	96,816

Forward Contracts and Future Commitments

The Corporation enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

At December 31, 2005, the Corporation had the following contracts in place:

Contact	Volume	Price	Term

Natural Gas - Fixed Price	1000 gj/d	$10.08/gj (Aeco)	January 1, 2006 – March 31, 2006

Production Volume by Field

The following table discloses for each important field, and in total, the Corporation’s net (before royalty interests) production volumes for the financial year ended December 31, 2004, for each product type.

Field	Light and Medium Crude Oil	Natural Gas	Natural Gas Liquids	BOE	% of total
	(Bbls/d)	(mcf/d)	(Bbls/d)	(BOE/d)

Drumhelller	496	10,317	106	2,322	88%
Total (net)	499	12,083	119	2,632	100%

Additional Information Concerning Abandonment and Reclamation Costs

The following table represents the Corporation’s projected abandonment costs for future drilling, in thousands of dollars, using constant pricing:

	Year												Totals			10%
Entity Description	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Subtotal	Remainder	Total	Discounted

Proved Producing	155	259	302	304	174	125	450	169	278	318	134	130	2,799	699	3,498	1,833

Total Proved	185	259	331	304	174	176	543	181	296	365	246	233	3,293	944	4,238	2,132

Total Proved Plus Probable	133	309	103	243	297	153	108	233	276	272	183	417	2,728	2,051	4,779	1,929

The following table represents the Corporation’s projected abandonment costs for future drilling, in thousands of dollars, using forecast prices:

	Year												Totals			10%
Entity Description	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Subtotal	Remainder	Total	Discounted

Proved Producing	155	290	312	307	232	155	556	137	479	226	91	427	3,367	705	4,072	2,084

Total Proved	185	290	343	307	232	217	655	151	500	282	226	568	3,956	1,020	4,976	2,437

Total Proved Plus Probable	133	344	129	223	315	213	103	339	373	304	367	361	3,203	2,790	5,993	2,297

The Corporation estimates the costs to abandon and reclaim all its shut in and producing wells, facilities, gas plants and pipelines.  The Corporation’s model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level.  Estimated expenditures for each operating area are based on the Alberta Energy and Utilities Board methodology, which details the cost of abandonment and reclamation in each specific geographic region.  Each region was assigned an average cost per well to abandon and reclaim the wells in that area.  Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of its associated reserves.  The Corporation will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment.  Ongoing environmental obligations are expected to be funded out of cash flow. As at December 31, 2005, the Corporation expected to incur reclamation and abandonment costs in respect of 432 gross (258 net) wells located on its properties and assets.

Tax Horizon

The Corporation does not expect to be cash taxable in 2006.

Costs Incurred

The following, as prepared by the Corporation, represents the costs incurred, in thousands of dollars, in Canada by Canadian Superior before property dispositions and corporate asset additions:

Property Acquisitions – Proved Properties	0
Property Acquisitions – Unproved Properties	10,419
Exploration Costs	4,659
Development Costs	23,159

Exploration and Development Activities

The following table sets forth the gross and net exploration and development wells in which the Corporation participated during the year ended December 31, 2005:

	Development Wells		Exploration Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net

Oil Wells	2	1.2	2	2	4	3.2
Natural Gas Wells	44	14.0	18	10	62	24.0
Service Wells	0	0	0	0	0	0
Dry Holes	1	1.0	0	0	0	0
Total	47	16.2	20	12	67	28.2

The following operations strategies build on and augment the efforts of the Corporation in 2005:

1.             Continue to grow Western Canadian cash flow and production, focusing on the Drumheller area and high impact Western Canadian plays;

2.             Maintain high interest operational positions and a strong balance sheet;

3.             Continue forward with drilling and development of the Corporation’s Offshore Nova Scotia and Offshore Trinidad and Tobago assets; and

4.             Continue to focus on increasing the underlying value for shareholders through strategic drilling, development and acquisitions.

Production Estimates

The following table represents a forecast, using constant pricing, of first year production by product type:

	2006 Average Daily Production
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent
	W.I.	Net	W.I.	Net	W.I.	Net	W.I.	Net	W.I.	Net
Entity Description	bbl/d	bbl/d	bbl/d	bbl/d	Mcf/d	Mcf/d	bbl/d	bbl/d	bbl/d	bbl/d

Proved Producing
Aerial-Michichi	15	14	0	0	3,902	2,938	38	25	703	528
Craigmyle-Chain	84	74	0	0	2,632	2,054	3	2	525	418
Other Properties	369	326	0	0	5,471	4,350	57	39	1,338	1,090
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Producing	468	413	0	0	12,005	9,342	98	66	2,566	2,036

Proved Developed Nonproducing
Aerial-Michichi	0	0	0	0	7	6	0	0	2	1
Craigmyle-Chain	0	0	0	0	206	163	0	0	35	27
Other Properties	7	7	0	0	653	515	1	1	117	93
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Developed Nonproducing	7	7	0	0	866	684	1	1	153	122

Proved Undeveloped
Aerial-Michichi	0	0	0	0	0	0	0	0	0	0
Craigmyle-Chain	0	0	0	0	260	183	0	0	43	31
Other Properties	0	0	0	0	0	6	0	0	0	1
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Undeveloped	0	0	0	0	260	189	0	0	43	32

Total Proved
Aerial-Michichi	15	14	0	0	3,908	2,944	38	25	705	530
Craigmyle-Chain	84	74	0	0	3,099	2,400	3	2	603	476
Other Properties	376	332	0	0	6,125	4,871	58	40	1,455	1,184
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved	475	420	0	0	13,131	10,215	99	67	2,763	2,190

Total Probable
Aerial-Michichi	0	0	0	0	267	184	3	2	47	33
Craigmyle-Chain	3	2	0	0	109	79	0	0	21	15
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Probable	29	22	0	0	821	600	4	3	170	125

Total Proved Plus Probable
Aerial-Michichi	15	14	0	0	4,175	3,128	41	27	752	562
Craigmyle-Chain	87	76	0	0	3,208	2,480	3	2	624	491
Other Properties	402	353	0	0	6,569	5,208	60	41	1,556	1,262
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved Plus Probable	504	443	0	0	13,953	10,815	103	70	2,933	2,315

	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent
	W.I.	Net	W.I.	Net.	W.I.	Net	W.I.	Net	W.I.	Net
Entity Description	Mbbl	Mbbl	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl

Proved Producing
Aerial-Michichi	25	24	0	0	6,004	4,925	58	38	1,084	883
Craigmyle-Chain	154	143	0	0	4,150	3,409	4	3	850	714
Other Properties	592	544	0	0	8,090	6,762	100	70	2,040	1,741
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Producing	772	711	0	0	18,244	15,095	162	111	3,975	3,338

Proved Developed Nonproducing
Aerial-Michichi	1	1	0	0	83	67	1	0	15	12
Craigmyle-Chain	0	0	0	0	406	345	0	0	68	58
Other Properties	9	9	0	0	1,634	1,306	2	1	284	228
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Developed Nonproducing	10	10	0	0	2,123	1,717	3	2	367	298

Proved Undeveloped
Aerial-Michichi	0	0	0	0	0	0	0	0	0	0
Craigmyle-Chain	0	0	0	0	247	189	0	0	41	31
Other Properties	0	0	0	0	2,291	2,059	2	1	384	344
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Undeveloped	0	0	0	0	2,538	2,248	2	1	425	376

Total Proved
Aerial-Michichi	26	25	0	0	6,087	4,991	59	39	1,100	895
Craigmyle-Chain	154	143	0	0	4,803	3,942	4	3	959	803
Other Properties	602	553	0	0	12,015	10,127	104	72	2,708	2,313
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved	782	721	0	0	22,905	19,060	167	114	4,766	4,012

Total Probable
Aerial-Michichi	4	4	0	0	1,680	1,394	16	11	300	246
Craigmyle-Chain	43	40	0	0	1,214	1,004	2	1	247	208
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Probable	708	628	0	0	10,935	9,006	85	57	2,615	2,186

Total Proved Plus Probable
Aerial-Michichi	30	28	0	0	7,767	6,386	76	49	1,400	1,142
Craigmyle-Chain	197	183	0	0	6,017	4,947	6	4	1,206	1,012
Other Properties	1,263	1,138	0	0	20,056	16,734	171	118	4,776	4,045
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved Plus Probable	1,489	1,349	0	0	33,840	28,006	252	171	7,381	6,198

The following table represents a forecast, using forecast pricing, of first year production by product type:

	2006 Average Daily Production
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent
	W.I.	Net	W.I.	Net	W.I.	Net	W.I.	Net	W.I.	Net
Entity Description	bbl/d	bbl/d	bbl/d	bbl/d	Mcf/d	Mcf/d	bbl/d	bbl/d	bbl/d	bbl/d

Proved Producing
Aerial-Michichi	15	14	0	0	3,902	2,938	38	25	703	528
Craigmyle-Chain	84	74	0	0	2,632	2,054	3	2	525	418
Other Properties	369	326	0	0	5,471	4,350	57	39	1,338	1,090
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Producing	468	413	0	0	12,005	9,342	98	66	2,566	2,036

Proved Developed Nonproducing
Aerial-Michichi	0	0	0	0	7	6	0	0	2	1
Craigmyle-Chain	0	0	0	0	206	163	0	0	35	27
Other Properties	7	7	0	0	653	515	1	1	117	93
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Developed Nonproducing	7	7	0	0	866	684	1	1	153	122

Proved Undeveloped
Aerial-Michichi	0	0	0	0	0	0	0	0	0	0
Craigmyle-Chain	0	0	0	0	260	183	0	0	43	31
Other Properties	0	0	0	0	0	6	0	0	0	1
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Undeveloped	0	0	0	0	260	189	0	0	43	32

Total Proved
Aerial-Michichi	15	14	0	0	3,908	2,944	38	25	705	530
Craigmyle-Chain	84	74	0	0	3,099	2,400	3	2	603	476
Other Properties	376	332	0	0	6,125	4,871	58	40	1,455	1,184
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved	475	420	0	0	13,131	10,215	99	67	2,763	2,190

Total Probable
Aerial-Michichi	0	0	0	0	267	184	3	2	47	33
Craigmyle-Chain	3	2	0	0	109	79	0	0	21	15
Other Properties	26	20	0	0	445	337	2	1	101	78
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Probable	29	22	0	0	821	600	4	3	170	125

	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent
	W.I.	Net	W.I.	Net.	W.I.	Net	W.I.	Net	W.I.	Net
Entity Description	Mbbl	Mbbl	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl

Proved Producing
Aerial-Michichi	24	23	0	0	5,988	4,910	58	38	1,080	880
Craigmyle-Chain	154	143	0	0	4,100	3,366	4	3	842	707
Other Properties	577	529	0	0	7,919	6,605	98	68	1,994	1,698
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Producing	755	695	0	0	18,008	14,881	160	109	3,916	3,285

Proved Developed Nonproducing
Aerial-Michichi	1	1	0	0	82	65	1	0	15	12
Craigmyle-Chain	0	0	0	0	406	345	0	0	68	58
Other Properties	9	9	0	0	1,634	1,306	2	1	284	228
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Developed Nonproducing	10	10	0	0	2,121	1,716	3	2	366	298

Proved Undeveloped
Aerial-Michichi	0	0	0	0	0	0	0	0	0	0
Craigmyle-Chain	0	0	0	0	247	189	0	0	41	31
Other Properties	0	0	0	0	2,290	2,058	2	1	384	344
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Proved Undeveloped	0	0	0	0	2,537	2,247	2	1	425	376

Total Proved
Aerial-Michichi	25	24	0	0	6,070	4,976	59	39	1,095	892
Craigmyle-Chain	154	143	0	0	4,753	3,900	4	3	951	796
Other Properties	586	538	0	0	11,843	9,969	102	71	2,661	2,271
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved	765	705	0	0	22,666	18,844	165	113	4,707	3,959

Total Probable
Aerial-Michichi	4	3	0	0	1,667	1,384	16	11	298	244
Craigmyle-Chain	43	40	0	0	1,194	988	2	1	244	206
Other Properties	628	556	0	0	7,910	6,496	65	44	2,011	1,683
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Probable	675	599	0	0	10,772	8,867	83	56	2,553	2,132

	2006 Average Daily Production
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent
	W.I.	Net	W.I.	Net	W.I.	Net	W.I.	Net	W.I.	Net
Entity Description	bbl/d	bbl/d	bbl/d	bbl/d	Mcf/d	Mcf/d	bbl/d	bbl/d	bbl/d	bbl/d
Total Proved Plus Probable
Aerial-Michichi	15	14	0	0	4,175	3,128	41	27	752	562
Craigmyle-Chain	87	76	0	0	3,208	2,480	3	2	624	491
Other Properties	402	353	0	0	6,569	5,208	60	41	1,556	1,262
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved Plus Probable	504	443	0	0	13,953	10,815	103	70	2,933	2,315

	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent
	W.I.	Net	W.I.	Net.	W.I.	Net	W.I.	Net	W.I.	Net
Entity Description	Mbbl	Mbbl	Mbbl	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl
Total Proved Plus Probable
Aerial-Michichi	28	27	0	0	7,737	6,359	75	49	1,393	1,136
Craigmyle-Chain	197	183	0	0	5,947	4,887	6	4	1,194	1,002
Other Properties	1,214	1,094	0	0	19,754	16,465	166	115	4,673	3,953
ARTC/AGCA Adjustments	0	0	0	0	0	0	0	0	0	0

Total: Total Proved Plus Probable	1,439	1,304	0	0	33,438	27,711	248	169	7,260	6,091

RISK FACTORS

A number of factors, including but not limited to, those discussed in this section could cause the Corporation’s results to differ materially from its expectations.

Exploration, Development and Production Risks

An investment in the Corporation’s securities would be speculative due to the nature of the Corporation’s involvement in the exploration, development and production of oil and natural gas and its present stage of development.

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by the Corporation will result in new discoveries of oil or natural gas in commercial quantities.  It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Management will evaluate exploration and development prospects on an ongoing basis in a manner consistent with industry standards.  The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.  No assurance can be given that the Corporation will be able to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.  While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills.  Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Substantial Capital Requirements and Liquidity

The Corporation anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.  If the Corporation’s revenues or reserves decline, the Corporation may have limited ability to expend the capital necessary to undertake or complete future drilling programs.  There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation.  Moreover, future activities may require the Corporation to alter its capitalization significantly.  The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation’s financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times.  From time to time, the Corporation may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities.  Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If the Corporation’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation’s ability to expend the necessary capital to replace its reserves or to maintain its production.  If the Corporation’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on favourable terms.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations.  These transactions may be financed partially or wholly with debt, which may increase the Corporation’s debt levels above industry standards.  Neither the Corporation’s articles nor its by-laws limit the amount of indebtedness that the Corporation may incur.  The level of the Corporation’s indebtedness from time to time could impair the Corporation’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Corporation.  World prices for oil and natural gas have fluctuated widely in recent years.  Any material decline in prices could result in a reduction of net production revenue.  Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Corporation’s oil and gas reserves.  The Corporation might also elect not to produce from certain wells at lower prices.  All of these factors could result in a material decrease in the Corporation’s future net production revenue, causing a reduction in its oil and gas acquisition and development activities.  In addition, bank borrowings available to the Corporation are in part determined by the borrowing base of the Corporation.  A sustained material decline in prices from historical average prices could limit the Corporation’s borrowing base, therefore reducing the bank credit available to the Corporation, and could require that a portion of any then existing bank debt of the Corporation be repaid.

In addition to establishing markets for its oil and natural gas, the Corporation must also successfully market its oil and natural gas to prospective buyers.  The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control.  The Corporation will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Corporation.  The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.  The Corporation will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and other aspects of the oil and natural gas business.

Insurance

The Corporation’s involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards.  Although the Corporation has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of such uninsured liabilities would reduce the funds available to the Corporation.  The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation’s financial position, results of operations or prospects.

Legal Proceedings

Litigation may be time consuming, expensive, and distracting from the conduct of our business, and the outcome of litigation may be difficult to predict.  The Corporation is unable to determine the ultimate aggregate amount of monetary liability or financial impact in these legal matters, which unless otherwise specified, seek damages of indeterminate amounts.  The Corporation cannot determine whether these matters will, individually or collectively, have a material adverse effect on our business, results or operations and financial condition.  To the extent expenses incurred in connection with litigation or any potential regulatory proceeding or action (which may include substantial fees of attorneys and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) are not covered by available insurance, such expenses could adversely affect our cash position.  The Corporation, and any of our named directors or officers, intend to vigorously defend these actions suits, claims, proceedings and investigations.  The Corporation may in the future be subject to other litigation arising in the normal course of our business.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and national, provincial and municipal laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  The Corporation believes that it is in substantial compliance with existing legislation.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition, results of operations or prospects.

Competition

The Corporation actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation.  The Corporation’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive.  The Corporation’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Corporation.

Certain of the Corporation’s customers and potential customers are themselves exploring for oil and gas, and the results of such exploration efforts could affect the Corporation’s ability to sell or supply oil or gas to these customers in the future.  The Corporation’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserve Replacement

The Corporation’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Corporation successfully acquiring or discovering new reserves.  Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited.  A future increase in the Corporation’s reserves will depend not only on the Corporation’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.  There can be no assurance that the Corporation’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent the Corporation is not the operator of its oil and natural gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.  In addition, the success of the Corporation will be largely dependent upon the performance of its management and key employees.  The Corporation has no key-man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Corporation.

Permits and Licenses

The operations of the Corporation may require licenses and permits from various governmental authorities.  There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Royalties, Incentives and Production Taxes

In addition to federal regulations, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of oil and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee.  Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the Governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to the provincial governments.  In Alberta, the Alberta Royalty Tax Credit program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.  Both of these incentives have the effect of increasing the net income of the Corporation.

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively.  The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil.  In specific circumstances, oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Title to Properties

The Corporation has not obtained a legal opinion as to the title to its freehold properties other than the El Paso Properties and cannot guarantee or certify that a defect in the chain of title may not arise to defeat the Corporation’s interest in certain of such properties.  Remediation of title problems could result in additional costs and litigation.  If title defects are unable to be remedied, the Corporation may lose some of its interest in the disputed properties resulting in reduced production.

Although title reviews were conducted prior to the purchase of the El Paso Properties and may be conducted prior to the purchase of other oil and natural gas producing properties or the commencement of drilling wells, such reviews may not discover unforeseen title defects that could adversely affect the Corporation’s title to or proportionate interest in the property or entitlement to revenue from the property.

Corporate Matters

To date, the Corporation has not declared any dividends payable on its outstanding common shares.  The Board of Directors of the Corporation will consider the Corporation’s dividend policy from time to time to assess whether the declaration of dividends payable on its outstanding common shares is appropriate.  Certain of the directors and officers of the Corporation are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies.  Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under the Business Corporations Act (Alberta).

DIVIDENDS

To date, the Corporation has not declared any dividends payable on its outstanding Common Shares.  The Board of Directors of the Corporation will consider the Corporation’s dividend policy from time to time to assess whether the declaration of dividends payable on its outstanding common shares is appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized share capital consists of an unlimited number of common shares (the “Common Shares”) and an unlimited number of first preferred shares, issuable in series (the “Preferred Shares”).

Common Shares

The Common Shares in the capital of the Corporation are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share.  The holders of common shares in the capital of the Corporation are entitled to receive such dividends as the Board of Directors may declare and, upon liquidation, to receive such assets of Canadian Superior as are distributable to holders of common shares in the capital of the Corporation.

Preferred Shares

The Preferred Shares may be issued in one or more series with each series to consist of such number of shares as may, before the issue of the series, be fixed by the directors of the Corporation.  The directors are authorized, before the issue of the series, to determine the designation, rights, restrictions, conditions and limitations attaching to the Preferred Shares of each series.  The Preferred Shares of each series rank equally with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up and in priority to the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares.  In addition, if any amount of a fixed cumulative dividend or an amount payable on return of capital in respect of shares of a series of Preferred Shares is not paid in full, the shares of the series are entitled to participate rateably with the shares of any other series of the same class in respect of such amounts.

Shareholder Rights Plan

The shareholders of the Corporation have adopted a shareholder rights plan (the “Rights Plan”).  The Rights Plan is contained in an agreement dated as of January 22, 2001, as amended and restated as of May 17, 2001, between the Corporation and Computershare Trust Company of Canada (the “Rights Plan Agreement”).  The effective date of the Rights Plan was January 22, 2001 (the “Effective Date”) and it was amended and restated as of May 17, 2001.  The Rights Plan continues in effect until January 22, 2011, being ten years from its effective date.

Under the Rights Plan, one right (a “Right”) is attached to each common share in the capital of the Corporation.  The Rights will separate from the common shares in the capital of the Corporation and become exercisable eight trading days (the “Separation Time”) after a person acquires, or commences a take-over bid to acquire, 20% or more of the voting shares or other securities convertible into voting shares of the Corporation, unless the Separation Time is deferred.  The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares in the capital of the Corporation, other than in a permitted manner, is called a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-In Event.

Eight trading days after a Flip-in Event, each Right will permit the holder (other than an Acquiring Person) to purchase from the Corporation, on payment of the $15 exercise price, common shares in the capital of the Corporation with a market value of $30.  The result will be massive dilution of the holdings of the Acquiring Person.  The Corporation anticipates that no Acquiring Person will be willing to risk such dilution and so will instead either make a take-over bid that is permitted by the Rights Plan, negotiate with the Board of Directors for a waiver of the Rights Plan, or apply to regulatory authorities for an order rendering the Rights Plan ineffective.

A person will not become an Acquiring Person, and will not trigger the separation and ability to exercise the Rights, by becoming the beneficial owner of 20% or more of the common shares in the capital of the Corporation pursuant to a take-over bid specifically permitted by the Rights Plan (a “Permitted Bid”) or in other circumstances provided for under the Rights Plan.  Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies acquiring 20% of the common shares in the capital of the Corporation are exempted from triggering a Flip-In Event, provided that they are not making, and are not part of a group making, a take-over bid.

The issue of the Rights is not initially dilutive.  However, upon a Flip-In Event occurring and the Rights separating from the common shares in the capital of the Corporation, reported earnings per share on a fully diluted or non-diluted basis may be affected.  Holders of Rights who do not (or, in the case of an Acquiring Person, cannot) exercise their Rights upon the occurrence of a Flip-In Event will suffer substantial dilution.

This summary is qualified in its entirety by reference to the Rights Plan Agreement.  Shareholders may obtain a copy of the Rights Plan Agreement on written request to the Corporate Secretary of the Corporation at the Corporation’s head office.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of Canadian Superior are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “SNG”.  The following table sets forth the reported high, low and close sale prices and volume of trading of the Common Shares as reported by the Toronto Stock Exchange for the periods indicated.

	High	Low	Close	Volume

January 2005	2.25	1.86	1.96	1,762,586
February 2005	2.83	1.93	2.6	3,059,202
March 2005	2.61	1.99	2.12	2,501,299
April 2005	2.3	1.88	2.07	2,016,556
May 2005	2.15	1.81	1.99	909,301
June 2005	2.17	1.88	1.94	1,267,078
July 2005	2.59	1.85	2.46	2,257,797
August 2005	2.71	2.26	2.43	1,966,890
September 2005	2.95	2.31	2.92	2,403,021
October 2005	2.94	2.22	2.4	1,473,092
November 2005	2.6	2.3	2.38	1,359,380
December 2005	2.6	2.29	2.4	1,668,617
January 2006	3.05	2.35	3	1,731,013
February 2006	3.11	2.45	2.76	2,058,836

DIRECTORS AND OFFICERS

Names, Occupations and Security Holders

The following sets forth the names and municipalities of residence, offices or positions with the Corporation, principal occupations of the directors and executive officers of the Corporation during the past five years and the number of voting securities held by them, directly or indirectly, beneficially or of record, or over which each exercises control or direction.  The term of the directors’ office expires at the next annual general meeting of the Corporation, when the shareholders will be asked to elect the directors for the following year.  Officers of the Corporation are appointed by the directors until they resign or until their successors are appointed.

Name and Municipality of Residence	Office or Position	Present and Principal Occupation During the Last Five Years

Leigh Bilton Calgary, Alberta	Executive Vice President, Vice President Operations and Director.	Manager Field Operations of Canadian Superior from 2001 to present. Vice President, Operations of Canadian 88 Energy Corporation from prior to 1998 to 2001. Director of

Name and Municipality of Residence	Office or Position	Present and Principal Occupation During the Last Five Years

the Corporation since 2002.

Charles Dallas Innisfail, Alberta	Director	Rancher and independent businessman. Director of the Corporation since 2000.

Thomas J. Harp(1) (2) Calgary, Alberta	Director

From 1979 to present, President of Harp Resources Ltd., a private resources company From 1979- June 1, 2004, Mr Harp was the Chief Executive Officer of Coyote Oilfield Rentals (Alberta) Ltd. Since 2001, Mr. Harp has been a director of Cheynne Energy Inc. Mr Harp has been a Director of the Corporation since 2000.

Gerald J. Maier(1) Calgary, Alberta	Director

Chairman of Granmar Investments Ltd., a private company from 1985 to present. Director of Stream Flo Industries Ltd., from 1998 to present and Vintage Petroleum Inc. from 2002 to present. Director of the Corporation as of March 8, 2004.

Gregory S. Noval Turner Valley, Alberta	President and Chief Executive Officer, and a Director	President and Chief Executive Officer of Canadian Superior from 1997 to present. President and Chief Executive Officer, Canadian 88 from 1988 to 2000. Director of the Corporation since 1996

Michael E. Coolen Halifax, Nova Scotia	Vice President, East Coast Operations

Vice President, East Coast Operations of the Corporation from March 12, 2004 to present. Director of East Coast Operations of the Corporation from July 1, 2001 to March 12, 2004. For the fours years prior thereto, Manager Health, Safety and Environment, Sable Offshore Energy Inc., under secondment from ExxonMobil Canada and Mobil Oil Canada.

Alexander Squires(1) Toronto, Ontario	Director

Mr. Squires is a Chartered Financial Analyst and was the director of the Toronto Society of Financial Analysts from 1984 to 1986. Since 1997 Mr. Squires has been a Managing Partner and Director of Brant Securities Ltd. an independent full service securities firm.

Ross A. Jones Calgary, Alberta	Chief Financial Officer

Chief Financial Officer of Canadian Superior Energy Inc. from November 2004 to President. From 2002 to 2004 Mr. Jones was President of Stevlaur Resources Ltd. an Oil and Gas financial consulting company, and from 1998 to 2001 Mr. Jones vas Vice President of Tikal Resources Corp. a junior oil and gas company listed on the TSX.

Kaare Idland Red Deer, Alberta	Director

Mr. Idland is the founder and owner, and President and Chief Executive Officer of Kidd Construction Ltd., of Red Deer, Alberta, one of Alberta’s largest independent oil and gas construction service companies. Kory founded Kidd Construction in 1960 and has extensive knowledge of the oil and gas industry.

Notes:

(1)                                  Member of the Audit Committee of the Corporation.

(2)                                  Mr. Harp is a Professional Engineer.

(3)                                  Mr. Alexander Squires was appointed to the Board of Directors effective November 12, 2004.

As at March 24, 2006, the number of Common Shares beneficially owned directly or indirectly or controlled by the directors and executive officers of the Corporation, as a group, was 3,627,346 Common Shares, being 3.0% of the outstanding Common Shares of the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, to the knowledge of management of the Corporation, there has been no director or officer, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation that is or, within the 10 years before the date of this annual information form, has been a director or officer of any issuer that, while that person was acting in that capacity:

(a)                                  was been the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days;

(b)                                 was subject to an event that resulted, after the director or executive officer ceased to be a director or executive office, in the company being subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)                                  within a year of that person ceasing to act in that capacity or within the 10 years before the date of this annual information form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, other than described below, to the knowledge of management of the Corporation, no director or officer, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has:

(a)                                  been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with the securities regulatory authority; or

(b)                                 been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On October 15, 1997, the Alberta and Ontario Securities Commissions (the “ASC” and the “OSC”, respectively) issued orders relating to a settlement agreement entered into by Canadian 88, Mr. Noval and two other parties (the “Respondents”) in respect of their involvement in a take-over bid made in early 1997 by Canadian 88 for the common shares of Morrison Petroleums Ltd., a corporation whose common shares were listed on the TSX and the Montreal Exchange.  In spite of the fact that Canadian 88 made in excess of $14 million and donated $1 million to charity, in a joint submission with the ASC and the OSC, the Respondents agreed that their actions and the public statements of Mr. Noval on behalf of Canadian 88 were contrary to the public interest.  Under the terms of the settlement agreement, Canadian 88 was required to make a $200,000 payment to the ASC and was reprimanded by the OSC.  Mr. Noval was prohibited from trading securities and from relying on most exemptions available under the securities legislation of Alberta and Ontario for a period of 12 months.

Conflicts of Interest

Certain of the directors and officers of the Corporation are directors and officers of other private and public companies.  Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise.  Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the Business Corporations Act (Alberta), including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Corporation.

LEGAL PROCEEDINGS

The Corporation is involved in various claims and litigation arising in the ordinary course of its business.  In the opinion of Canadian Superior, the various claims and litigation arising therefrom are not expected to have a material adverse effect on the Corporation’s financial position.  The Corporation maintains insurance, which in the opinion of the Corporation, is in place to address any unforeseen claims.

During 2004, a number of class action proceedings were initiated against Canadian Superior and certain of its directors and officers in the United States District Court, Southern District of New York, in the Ontario Superior Court of Justice and the Quebec Superior Court by plaintiffs alleging to have purchased securities of the Corporation and alleging they suffered damages resulting from statements by the Company regarding the Company’s Mariner I-85 exploration well drilled offshore Nova Scotia.

On September 6, 2005, the Corporation and its insurers reached an agreement to settle all securities class action litigation and actions pending in Canada against the Corporation and certain of its officers and directors resulting from the drilling last year of the Mariner I-85 exploration well drilled offshore Nova Scotia.  The $2.15 million settlement, which is covered by the Corporation’s insurance, was reached with no admission of liability by any party.

On June 8, 2005, the Corporation announced that it and its insurers reached an agreement to settle all securities class action litigation and actions pending in the United States against the Corporation and certain of its officers and directors resulting from the drilling last year of the Canadian Superior El Paso Mariner I-85 exploration well drilled with El Paso Corporation offshore Nova Scotia.  The US$3.2 million settlement, covered by the Corporation’s insurance, was reached with no admission of liability by any party.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors, officers or principal shareholders of the Corporation and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Corporation or any of its affiliates.

During the year ended December 31, 2005, the Corporation paid $618,000 for oilfield equipment rentals to a company controlled by Gregory Noval, the President and Chief Executive Officer and director of the Corporation.

In November 2004, the Corporation entered into participation agreements in the normal course of operations with a company controlled by Gregory Noval, the President and Chief Executive Officer and director of the Corporation in respect of the Corporation’s offshore Nova Scotia and offshore Trinidad and Tobago prospects. Pursuant to the 2004 agreements, the Company had the right to participate on a promoted basis for 16 2/3% of Canadian Superior’s costs of the East Coast wells (this was subsequently increased to 33 1/3%) and the related party Company has the right to participate on a promoted basis for 33 1/3% of Canadian Superior’s costs of certain earning wells in Trinidad.

The transactions described in this section were in the normal course of operations and agreed to by the related company and the Corporation based on extensive negotiations and Board approval and approval by the Corporation.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, is the transfer agent and registrar for the Common Shares.

INTERESTS OF EXPERTS

Reserve estimates contained in this annual information form are derived from reserve reports prepared by GLJ Petroleum Consultants Ltd.  As of the date hereof, GLJ Petroleum Consultants Ltd., as a group, does not beneficially own, directly or indirectly, any Common Shares of the Corporation.

AUDIT COMMITTEE

The Audit Committee of the Corporation consists of Mr. Gerald J. Maier, Mr. Alexander Squires and Mr. Thomas J. Harp, each of whom is considered “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110, Audit Committees.

Mandate of the Audit Committee

The mandate of the Audit Committee is to assist the Board of Directors of the Corporation in its oversight of the integrity of the financial and related information of the Corporation and its subsidiaries and related entities, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements.

The Audit Committee is appointed by the Board of Directors of the Corporation to assist the Board of Directors in fulfilling its oversight responsibilities, including:

(i)                                     the integrity of the Corporation’s financial statements

(ii)                                  the integrity of the financial reporting process

(iii)                               the system of internal control and management of financial risks

(iv)                              the external auditors’ qualifications and independence

(v)                                 the external audit process and the Corporation’s process for monitoring compliance with laws and regulations.

The Charter of the Audit Committee of the Board of Directors of Canadian Superior is attached hereto, in its entirety, as Appendix “C”.

Relevant Education and Experience of Audit Committee Members

The following is a brief summary of the education or experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Corporation.

Name of Audit Committee Member	Relevant Education and Experience

Gerald J. Maier

Chairman of Granmar Investments Ltd., a private company from 1985 to present. Director of Stream Flo Industries Ltd., from 1998 to present and Vintage Petroleum Inc. from 2002 to present. Director of the Corporation as of March 8, 2004.

Alexander Squires, CFA	Since 1997, Mr. Squires has been a Managing Partner and Director of Brant Securities Ltd. an independent full service securities firm.

Thomas J. Harp

From 1979 to present, President of Harp Resources Ltd., a private resources company From 1979- June 1, 2004, Mr Harp was the Chief Executive Officer of Coyote Oilfield Rentals (Alberta) Ltd. Since 2001, Mr. Harp has been a director of Cheynne Energy Inc. Mr Harp has been a Director of the Corporation since 2000.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board of Directors of the Corporation.

External Auditor Fees

For the year ended December 31, 2004 and 2005, Meyers Norris Penny LLP and its affiliates were paid approximately $193,600 and $227,446, respectively, as detailed below:

Year ended December 31

	2005	2004
MEYERS NORRIS PENNY
Audit fees	125,000	$150,000
Audit-related fees	42,550	—
Tax fees	4,600	—
All other fees (1)	55,296	43,600
Total fees	$227,446	$193,600

(1)                                  Total includes $44,696 paid to KPMG LLP in 2005

Audit Fees

Audit fees consist of fees for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees included fees relating to the review of our quarterly financial statements.

Tax Fees

Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

All Other Fees

All other fees consists of services provided by our principal accountant other than audit, audit-related and tax services, including prospectus and other offering related work.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s Management Information Circular for its most recent annual meeting of security holders that involved the election of directors.  Additional financial information is provided in the Corporation’s financial statements and Management’s Discussion & Analysis for its most recently completed year.

Additional copies of this Annual Information Form and the materials listed in this section are available upon request by contacting the Corporation at 3300, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2 or by phone at (403) 294-1411 or fax at (403) 216-2374.

APPENDIX “A”

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Canadian Superior Energy Inc. (the “Company”):  See pdf file attached to e-mail

1.                                       We have prepared an evaluation of the Company’s reserves data as at December 31, 2005.  The reserves data consist of the following:

(a)                                  (i)                                     proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

(ii)                                  the related estimated future net revenue; and

(b)                                 (i)                                     proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

(ii)                                  the related estimated future net revenue.

2.                                       The reserves data are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.                                       Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.                                       The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors:

Independent Qualified Reserves	Description and Preparation Date of Evaluation	Location of Reserves (Country or Foreign Geographic	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)
Evaluator	Report	Area)	Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants	March 6, 2005	Canada	—	$137,751	—	$137,751

5.                                       In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

A-1

6.                                       We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.                                       Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 7, 2006

ORIGINALLY SIGNED BY

Dana B. Laustsen, P. Eng.
Executive Vice-President

A-2

APPENDIX “B”

REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Canadian Superior Energy Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data, which consist of the following:

(a)                                  (i)                                     proved and proved plus probable oil and gas reserves estimated as at December, 31, 2005 using forecast prices and costs; and

(ii)                                  the related estimated future net revenue; and

(b)                                 (i)                                     proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii)                                  the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated and reviewed the Corporation’s reserves data.  The report of the independent qualified reserves evaluator is presented in Schedule “A” to the Annual Information Form of Canadian Superior Energy Inc. dated March 24, 2006.

The Reserves Committee, which is comprised of the Board of Directors of the Corporation as a whole, has:

(a)                                  reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee, comprised of the Board of Directors of the Corporation as a whole, has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management.  The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a)                                  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)                                 the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)                                  the content and filing of this report.

B-1

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

DATED March 24, 2006.

Signed: “Gregory S. Noval”	Signed: “Ross A. Jones”
Gregory S. Noval	Ross A. Jones
President and Chief Executive Officer	Chief Financial Officer

Signed: “Michael E. Coolen”	Signed: “Gerald J. Maier”
Michael E. Coolen	Gerald J. Maier
Director	Director

B-2

APPENDIX “C”

CHARTER OF THE AUDIT COMMITTEE OF THE

BOARD OF DIRECTORS OF CANADIAN SUPERIOR ENERGY INC.

Purpose/Objectives

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities, including:

•                                          the integrity of the Corporation’s financial statements

•                                          the integrity of the financial reporting process

•                                          the system of internal control and management of financial risks

•                                          the external auditors’ qualifications and independence

•                                          the external audit process and the Corporation’s process for monitoring compliance with laws and regulations

In performing its duties, the Committee will maintain effective working relationships with the Board, management and the external auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the Corporation’s business, operations, risks and related legislation, regulations and industry standards.  So that the Audit Committee can discharge the duties as a whole, all Audit Committee members must be financially literate, and at least one member must have significant accounting or related financial management experience.

Authority

The Board authorizes the Committee within its scope of duties and responsibilities, to:

•                                          seek any information it requires from any employee of the Corporation (whose employees are directed to co-operate with any request made by the Committee);

•                                          seek any information it requires directly from external parties including the external auditors and independent reservoir engineering firm; and

•                                          obtain outside legal or professional advice without seeking Board approval (however providing notice to the Chair of the Board).

Organization

The following provisions and regulations shall apply to the composition of the Committee:

•                                          The Committee shall consist of three members of the Board of the Corporation;

•                                          The members of the Committee shall be independent members of the Board as defined in section 1.4 of Multilateral Instrument 52-110 Audit Committees, as well as Part 1, sec 121(A) of the AMEX Company manual;

•                                          The Chairman of the Committee shall be determined by the Board;

•                                          Two members of the Committee shall constitute a quorum thereof;

•                                          No business shall be transacted by the Committee except at a meeting of its members at which a quorum is present in person or by telephone or by a resolution in writing signed by all members of the Committee;

•                                          The meetings and proceedings of the Corporation that regulate meetings and proceedings of the Board shall apply to the Committee;

•                                          The Committee may invite such directors, officers or employees of the Corporation, the external auditors and the independent reservoir engineering firm as it may see fit, to attend its meetings and take part in the discussion and consideration of the affairs of the Committee; and

•                                          Meetings shall be held not less than four times per year, generally coinciding with the release of interim or year-end financial information including consecutive sessions with Management and the External Auditors.  Special meetings may be convened as required upon the request of the Committee.  The external auditors and independent reservoir engineering firm may convene a meeting if they consider that it is desirable or necessary; and the proceedings of all meetings will be minuted.

Duties and Responsibilities

The Board hereby delegates and authorizes the Committee to carry out the following duties and responsibilities to the extent that these activities are not carried out by the Board as a whole:

Corporate Information and Internal Control

•                                          review and recommend for approval of quarterly and annual financial statements, MD&A and annual reports of the Corporation;

•                                          review of internal control systems maintained by the Corporation;

•                                          review of significant accounting and tax compliance issues where there is choice among various alternatives or where application of a policy has a significant effect on the financial results of the Corporation;

•                                          review of significant proposed non-recurring events such as mergers, acquisitions or divestitures; and

•                                          review of press releases or other publicly circulated documents containing financial information.

External Auditors

•                                          retain and/or terminate the external auditors (subject to regulatory and shareholder notification) who, in turn, will report directly to the Audit Committee;

•                                          review the terms of the external auditors’ engagement and the appropriateness and reasonableness of the proposed engagement fees;

•                                          annually, obtain and review a certificate attesting to the external auditors’ independence, identifying all relationships between the external auditors and the Corporation;

•                                          annually, evaluate the external auditors’ qualifications, performance and independence;

•                                          annually, to assure continuing auditors’ independence, consider the rotation of the lead audit partner or the external audit firm;

•                                          •                                          pre-approve engagements for non-audit services provided by the external auditors or their affiliates together with estimated fees and potential issues of independence; and

•                                          •                                          review hiring policies for employees or former employees of the external auditors.

Audit

•                                          review the audit plan for the coming year with the external auditors and with management;

•                                          review with management and the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

•                                          query management and the external auditors regarding significant financial reporting issues during the fiscal period and the method of resolution;

•                                          review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management of significant accounting issues in which there was a disagreement with management;

•                                          review audited annual financial statements and quarterly financial statements with management and the external auditors (including disclosures under “Management Discussion & Analysis”), in conjunction with the report of the external auditors and obtain explanation from management of all significant variances between comparative reporting periods; and

•                                          review the auditors’ report to management, containing recommendations of the external auditors, and management’s response and subsequent remedy of any identified weaknesses.

Other Duties and Responsibilities

•                                          The responsibilities, practices and duties of the Committee outlined herein are not intended to be comprehensive.  The Board may, from time to time charge the Committee with the responsibility of reviewing items of a financial or control, risk management or reserves nature;

•                                          The Committee shall periodically report to the Board the results of reviews undertaken and any associated recommendations;

•                                          The Committee shall monitor the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

•                                          The Committee shall monitor the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.